PROSPECTUS
                                 for the sale of
                        5,884,632 shares of common stock
                                       of
                                SYCONET.COM, INC.
                             by selling security holders

     The shares in this offering are being sold by the selling security holders named in the "Selling security holders" section on page 38.

     Investing in SyCoNet's common stock involves a high degree of risk. See "Risk factors" on page 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



















                  The date of this prospectus is June 27, 2000.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Summary ...................................................................    5

Forward looking statements ................................................    6

Risk factors ..............................................................    7

Use of proceeds ...........................................................   14

Dividend policy ...........................................................   14

Management's discussion and analysis of
     financial condition and  results of operations .......................   15

Business ..................................................................   24

Properties and equipment ..................................................   31

Legal proceedings .........................................................   31

Management ................................................................   31

Certain relationships and related transactions ............................   36

Market for common equity and related stockholder matters ..................   36

Principal shareholders ....................................................   37

Selling security holders ..................................................   38

Description of securities .................................................   41

Shares eligible for future sale ...........................................   43

Plan of distribution ......................................................   43

Legal matters .............................................................   44

Experts ...................................................................   44

Limited liability of directors ............................................   44

Financial statements ......................................................  F-1

                                     Summary

     Unless the context otherwise requires, all references in this registration statement to "us," "we," "our" or "SyCoNet" mean SyCoNet.Com, Inc., and its subsidiary Animedepot.com, Inc.

The company

     SyCoNet.Com, Inc. was formed in Delaware in June 1997 under the name SyCo Comics and Distribution Inc. and is the successor to a limited partnership named SyCo Comics and Distribution formed under the laws of the Commonwealth of Virginia on February 1, 1997, by Sy Robert Picon and William Spears, our co-founders and principal shareholders. On February 17, 1999, SyCo Comics and Distribution Inc. changed its name to SyCoNet.Com, Inc.

     Our principal place of business is 9105C Owens Drive, Manassas, Virginia 20111, and our telephone number is (703) 366-3900.

     Our common stock is listed on NASDAQ's Over-the-Counter Bulletin Board under the symbol "SYCD".

     As more fully described below, SyCoNet.Com, Inc. is engaged principally in the distribution and direct marketing of Anime - animated cartoons produced in Japan and shipped to the United States where English subtitles or dialogue are inserted prior to distribution on videocassettes -- and Anime-related toys and other merchandise. We sell directly to individuals over the internet and at Anime conventions. We are also a wholesale distributor to small retail outlets such as Anime specialty stores, comic book specialty stores, video stores, toy stores and electronic stores. We have almost completed the development of our web portal and product-based V-ISP service and our business-to-business e-commerce services.

     We currently have a severe cash shortage. We have not received the additional funding we had expected to receive by now from various potential investors who executed letters of intent with us. As a result, our cash on hand is insufficient to allow us to meet our June 26, 2000 payroll, to pay our bills as they come due and to continue our operations at the current level. We have advised our employees of this situation and are not making any layoffs. However, on June 26, 2000 John Santivasci, Jr., our vice president of distribution services, departed voluntarily, and if other key or significant employees decide now or in the future to quit or accept other employment, or are formally laid off, we likely will be unable to complete our highly customized e-commerce and V-ISP hardware and software platform, which is now installed and functional except for the credit card (billing) portion which is also very close to completion. Allowing for final set-up and fine tuning of the configuration, we expect to have a complete working model that could be shown to potential customers by July 7, 2000.

     In order to sustain our operations, we require an immediate cash infusion of at least $1,000,000. Pursuant to our December 16, 1999 funding agreement, Alliance Equities Inc. ("Alliance") is obligated to give us $500,000 on the effective date of this prospectus, and we in turn will issue to it approximately 717,494 shares of our common stock, which Alliance may resell pursuant to this prospectus. Alliance has advised us orally that it will provide us with this money on July 5, 2000. Alliance also is obligated to give us $500,000 on each of the 60th and 120th day after the effective date of this prospectus, in each case in return for approximately 717,494 shares of our common stock which it may resell pursuant to this prospectus. We intend to apply Alliance's monies to our payroll and other current obligations, including the initial $150,000 quarterly payment to USA Networks Interactive, a division of USA Networks Inc., under our online advertising agreement relating to our exclusive sponsorship, via our Animedepot.com website, of the "Anime Colony" dedicated online community which USA launched on its Scifi.com website on June 20, 2000, and the approximately $400,000 cost of computers, servers and related equipment and software needed for our e-commerce/V-ISP platform, and working capital.

     Although we continue to pursue private placements with potential investors who have executed non-binding letters of intent, if we are unable to obtain the additional capital we require we will have to layoff employees and completely suspend our e-commerce and V-ISP initiatives, and we would rely only on the limited cash flow from the sale of our Anime products to fund our operating expenses, which might not be sufficient to enable us to remain in business.

The offering

Common stock offered by
     the selling shareholders..........                  5,884,632   shares

     We will not receive any of the proceeds of the shares sold by the selling security holders.

Summary financial data

     Our independent public accountants, Yount, Hyde & Barbour, P.C., have audited our 1997, 1998 and 1999 financial statements. You should read the information below along with all other financial information and analysis in this prospectus. Please don't assume that the results below indicate results that we'll achieve in the future.

                                             Period from
                                           January 31, 1997                  Fiscal Year Ended             Three Months Ended
                                        (date of inception) to                  December 31,                 March 31, 2000
                                          December 31, 1997              1998                 1999            (Unaudited)
                                          ------------------             ----                 ----         ------------------
Statement of Operations Data:
----------------------------
Net revenue                                     174,880                 625,955            1,153,536              236,806
Cost of sales                                   246,222                 512,024              851,478              143,648
Gross profit (loss)                             (71,342)                113,931              302,058               93,158
Total expenses                                  415,971                 771,395            5,599,437            1,337,880
operating income (loss)                        (487,313)               (657,464)          (5,297,379)          (1,244,722)
Net operating income (loss)                    (489,735)               (661,029)          (5,297,973)          (1,252,171)

                                                               December 31,                         March 31, 2000
                                                      1998                    1999                   (Unaudited)
                                                      -----                   ----                ------------------
Balance Sheet Data:
------------------
Working capital                                     (125,596)                    (680)                (587,543)
Total assets                                         255,917                1,151,412                1,333,073
Total liabilities                                    372,143                1,074,902                1,649,535
Stockholders equity (deficit)                       (116,226)                  76,510                 (316,462)


                           FORWARD LOOKING STATEMENTS

     This prospectus contains forward-looking statements. We intend to identify forward-looking statements in this prospectus using words such as "believes," "intends," "expects," "may," "will," "should," "plan," "projected," "contemplates," "anticipates," or similar statements. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties, and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the Risk factors section beginning on page seven of this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

                                  Risk factors

    Please carefully consider the following risk factors as well as the other information set forth in this prospectus, including our financial statements and the related notes, before deciding to invest in the common stock. Should any of the following risks occur, in addition to risks and uncertainties not presently known to us, the price of our stock, our financial condition, and the results of our operations could be materially impacted, and you could lose all or part of your investment.

We have a limited operating history which constrains our forecasting ability.

     Since our inception in 1997 we have not attained profitability, and as of March 31, 2000, we had an accumulated deficit of $7.7 million. We have relied primarily on external financing, which during the past three years consisted primarily of private placements of our common stock to fund our operations and capital requirements, including our product line inventory growth, and most recently, the development of our portal and product-based V-ISP service and our business-to-business e-commerce services. If we receive the additional financing we need to be able to continue such development, there can be no assurance that we will succeed. In addition, there can be no assurance as to when, if ever, we will be able to achieve profitability or that profitability, if achieved, can be sustained.

     In view of our limited operating history and our recent initiatives in developing internet-related businesses, we are unable to identify an established trend on which to base planned operating expenses. Consequently, we may not be able to contain our costs in a timely manner to offset any unfavorable sales trend nor improve our infrastructure to absorb unexpected development costs or sales growth. As a result, during any quarter we may incur a net loss or cash burn that may be greater than expected.

We have a severe cash shortage, and we will delay, and may have to suspend, our e-commerce and V-ISP programs.

     We have not received the additional funding we had expected to receive by now from various potential investors who executed letters of intent with us. As a result, our cash on hand is insufficient to allow us to meet our June 26, 2000 payroll, to pay our bills as they come due and to continue our operations at the current level. We have advised our employees of this situation and are not making any layoffs. However, on June 26, 2000 John Santivasci, Jr., our vice president of distribution services, departed voluntarily, and if other key or significant employees decide now or in the future to quit or accept other employment, or are formally laid off, we likely will be unable to complete our highly customized e-commerce and V-ISP hardware and software platform, which is now installed and functional except for the credit card (billing) portion which is also very close to completion. Allowing for final set-up and fine tuning of the configuration, we expect to have a complete working model that could be shown to potential customers by July 7, 2000.

     In order to sustain our operations, we require an immediate cash infusion of at least $1,000,000. Pursuant to our December 16, 1999 funding agreement, Alliance Equities Inc. ("Alliance") is obligated to give us $500,000 on the effective date of this prospectus, and we in turn will issue to it approximately 717,494 shares of our common stock, which Alliance may resell pursuant to this prospectus. Alliance has advised us orally that it will provide us with this money on July 5, 2000. Alliance also is obligated to give us $500,000 on each of the 60th and 120th day after the effective date of this prospectus, in each case in return for approximately 717,494 shares of our common stock which it may resell pursuant to this prospectus. We intend to apply Alliance's monies to our payroll and other current obligations, including the initial $150,000 quarterly payment to USA Networks Interactive, a division of USA Networks Inc., under our online advertising agreement relating to our exclusive sponsorship, via our Animedepot.com website, of the "Anime Colony" dedicated online community which USA launched on its Scifi.com website on June 20, 2000, and the approximately $400,000 cost of computers, servers and related equipment and software needed for our e-commerce/V-ISP platform, and working capital.

     Although we continue to pursue private placements with potential investors who have executed non-binding letters of intent, if we are unable to obtain the additional capital we require we will have to layoff employees and completely suspend our e-commerce and V-ISP initiatives, and we would rely only on the limited cash flow from the sale of our Anime products to fund our operating expenses, which might not be sufficient to enable us to remain in business.

We may not be able to raise the additional capital we currently require.

     We can't assure you that the additional financing we require will be available to us on favorable terms, or at all. Available debt financing will require payment of interest at a significantly higher rate than prime. Funds raised through equity issuances will result in shareholder dilution. Although we believe that existing and pending financing commitments under negotiation may be sufficient to meet our cash needs during the next 12 months, there can be no assurance to that effect.

We expect operating losses and negative cash flows to continue.

     Assuming we receive the additional capital we require to continue our business plan, as to which we can give no assurances, in order to expand our market share and enhance branding we expect to incur significant marketing and advertising expenses. Certain of these expenses include web-based targeted advertising as well as partner/affiliate marketing programs to generate new customers. We expect to hire additional personnel to enhance our sales force and technology team which we will utilize to increase market penetration via web-based and traditional selling methods. In connection with the recruitment and retention of additional personnel, we expect to utilize stock options, which may result in increased stock compensation costs. Recent increases in capital investments will result in depreciation or lease amortization costs over these capital assets' economic lives. Additionally, future acquisitions, if undertaken, may result in the recognition of goodwill, the amortization of which would not impact cash flows but could adversely impact results of operations. Despite our competitive technology and marketing initiatives, we may not be able to generate adequate sales to offset incurred or planned expenditures in the foreseeable future.

We are dependent on third parties to supply our Anime products.

     Our success and viability as an Anime retailer and distributor primarily depends on our ability to obtain a reliable source of products. We obtain our Anime cassettes on a non-exclusive basis from multiple sources, and therefore, although no assurance can be given, we believe that we have a secure source of product. However, our suppliers of Anime products do business with us on a purchase order basis, and there can be no assurance that we will continue to have access to Anime products in sufficient quantities, if at all, and on payment, shipping, return and other terms we can afford. In addition, if our current cash shortage continues, we may be unable to purchase the inventory we need to satisfy our customers. Our inability to obtain access to a substantial number of Anime products would have a material adverse effect on our sales and results of operations. Moreover, in the event that one or more of our suppliers becomes unable or unwilling to supply us with the products demanded by our customers, we could lose sales and marketing credibility, which could adversely affect our reputation, financial condition and prospects in the Anime business.

We compete with well-capitalized companies in our existing as well as planned business areas.

     The distribution of Anime products is dominated primarily by five large integrated distributors who supply the mass market retailers, and four relatively small Anime distributors that, like us, serve the Anime niche market of small specialty retailers. All of our competitors have vastly larger marketing, financial, personnel and other resources than we do. We compete on the basis of price, service and product knowledge, and there can be no assurance that we will be able to compete effectively and expand our business. In the e-commerce and ISP arenas, our competitors have access to capital markets or strategic partners that can fund their growth and acquisition, thereby facilitating the execution of their business plans.

If we lose the services of one or more of our key personnel, or fail to attract or retain other management talent in the future, our business operations and our stock price may suffer.

     Our success is dependent upon the continued services and performance of a number of our key personnel, including our co-founders, William Spears, our president and chief executive officer, and Sy Robert Picon, our chairman. Other than Messrs. Spears and Picon, most of our senior management have been with us for less than a year, including our chief financial officer and chief marketing officer. Our success is also dependent on these officers teaming effectively with our founders. We do not have any employment agreements, and every member of our senior management team is an employee at will and is therefore free to terminate his employment with us at any time. For example, in June 2000, our chief operating and chief technical officers left our employ to accept employment with a larger company and our vice-president of distribution services left on June 26, 2000 because we couldn't make payroll. In addition, we do not maintain any key man insurance on any of their lives. There can be no assurance that we would be able to employ qualified person(s) on acceptable terms to replace them. Our success also hinges largely on our continued ability to attract and retain qualified management, marketing and sales personnel. We will compete for personnel with other traditional distributors, and our inability to successfully hire or retain qualified personnel could have a material adverse effect on our business, financial condition or results of operations.

Our inability to streamline and/or consolidate our distribution facility will materially impact our operations.

     We currently operate an 8,100 square foot distribution facility located in Manassas, Virginia. If the facility is not able to accommodate expected increases in demand and customer orders, our operating results would be materially impacted. Although our management believes that our facility is tightly controlled and efficiently managed, it may not adequately accommodate significant changes or additions to our product line, thereby restricting our growth in business to business order fulfillment initiatives. If we move the distribution facility elsewhere, or are unable to find a facility warranted by any such higher volume, we may experience a temporary disruption in our business as well as unexpected costs.

We've executed lease commitments ranging from one to five years in anticipation of growth which may never materialize.

     We've entered into a five-year lease for a 15,120 square-foot office space, subject to the issuance of an occupancy permit during the fourth quarter of 2000, to enable us to accommodate the growth in our staff. In addition we have contracted for a co-location facility to house our ISP/e-commerce equipment and to provide complex web hosting services for a minimum period of one year. Absent our anticipated growth, we will have excess facilities, which we may or may not be able to sublease at favorable terms, if at all, thereby negatively impacting our cash flows.

We face significant inventory risk as a result of product stocking in anticipation of sales growth that may not materialize.

     We've expanded our Anime inventory to provide our customers variety and greater access to popular as well as rare product titles. Certain of these titles are stocked based on past demand and on our expectations of future demand. We may not have accurately predicted changes in consumer tastes and may temporarily overstock certain items. Although we're able to return most of our stock, increased inventory levels subject us to additional inventory risks associated with overstocking, including obsolescence and shrinkage. Although we have tight security measures and systems in place at our distribution center and at various convention sites where we sell directly to Anime fans, we may not be able to prevent significant inventory loss. In addition, as a result of our cash shortage, on June 26, 2000, our vice president of distribution services quit, which may impair our ability to fulfill orders. All of these factors could have a material adverse effect on our business, financial condition and results of operations.

Our growth is partly dependent upon our ability to develop our website and employ the most recent e-commerce technology.

     Commencing in late 1999, we have expended considerable resources in enhancing our web site. Significant effort has been expended towards the development of web content and graphics, as well as web maintenance, to include timely product pricing and product availability information. Our inability to update our website, facilitate on-line shopping, and cater to changing tastes, trends and preferences could result in lost customers and sales. In order to remain competitive and improve our internet sell-through rates, we must continue to upgrade the functionality and features of our online stores. Notwithstanding our state-of-the-art web development efforts, we can't assure you that we'll be able to report or sustain sales growth to recover our capital investment.

We cannot predict what regulations may be imposed on us as a provider of online products and services.

     We're subject to regulations applicable to businesses generally and laws or regulations directly applicable to access to online commerce. Although there are currently few laws and regulations directly applicable to the internet and commercial online services, it is possible that a number of laws and regulations may be adopted with respect to the internet or commercial online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the internet or commercial online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise have a material adverse effect on our business, financial condition and results of operations.

     Moreover, the applicability to the internet and commercial online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. For example, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. Any such new legislation or regulations, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the internet and commercial online services, could have a material adverse effect on our business, financial condition and results of operations.

We may face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that appear on our websites.

     Claims involving defamation, negligence, copyright, patent or trademark infringement, as well as claims based on the nature and content of the materials that appear on websites, have been brought, and sometimes successfully pressed, against online services. Although we carry general liability as well as directors and officers insurance, any imposition of liability could have a material adverse effect on our reputation and our business, financial condition and results of operations.

We're dependent on the increased usage and stability of the internet and the web.

     The usage of the web for products and services such as those offered by us will depend in significant part on continued rapid growth in the number of households and commercial, educational and government institutions with access to the web, in the level of usage by individuals and in the number and quality of products and services designed for use on the web. Because usage of the web as a source for information, products and services is a relatively recent phenomenon, it is difficult to predict whether the number of users drawn to the web will continue to increase and whether any significant market for usage of the web for such purposes will continue to develop and expand. There can be no assurance that internet usage patterns will not decline as the novelty of the medium recedes or that the quality of products and services offered online will improve sufficiently to continue to support user interest. Failure of the web to stimulate user interest and be accessible to a broad audience at moderate costs would jeopardize the markets for our websites.

     Moreover, issues regarding the stability of the internet's infrastructure remain unresolved. The rapid rise in the number of internet users and increased transmission of audio, video, graphical and other multimedia content over the web has placed increasing strains on the internet's communications and transmission infrastructures. Continuation of such trends could lead to significant deterioration in transmission speeds and reliability of the web and could reduce the usage of the web by businesses and individuals. In addition, to the extent that the web continues to experience significant growth in the number of users and level of use without corresponding increases and improvements in the internet infrastructure, there can be no assurance that the internet will be able to support the demands placed upon it by such continued growth. Any failure of the internet to support an increasing number of users due to inadequate infrastructure or otherwise would seriously limit the development of the web as a viable source of e-commerce and e-commerce services, which could materially and adversely affect the acceptance of our products and services, which would, consequently, materially and adversely affect our business, financial condition and results of operations.

Our websites are subject to capacity constraints and system disruptions.

     The satisfactory performance, reliability and availability of our websites and our network infrastructure are critical to attracting web users and maintaining relationships with business customers and consumers. System interruptions that result in the unavailability of our websites or slower response times for consumers would reduce the attractiveness of our websites to customers. Additionally, any substantial increase in traffic on our websites would require us to expand and adapt our network infrastructure. Our inability to add additional software and hardware to accommodate increased traffic on our websites may cause unanticipated system disruptions and result in slower response times. There can be no assurance that we would be able to expand our network infrastructure on a timely basis to meet increased demand. Any increase in system interruptions or slower response times resulting from the above factors could have a material adverse effect on our business, financial condition and results of operations.

Our websites are subject to security risks.

     Programmers or hackers may attempt to penetrate our network security. If successful, such actions could have a material adverse effect on our business, financial condition and results of operations. A party who is able to penetrate our network security could misappropriate proprietary information or cause interruptions in our websites. We may be required to expend significant capital and resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Concerns over the security of internet transactions and the privacy of users may also inhibit the growth of the internet generally, particularly as a means of conducting commercial transactions. Security breaches or the inadvertent transmission of computer viruses could expose us to a risk of loss or litigation and possible liability. There can be no assurance that contractual provisions attempting to limit our liability in these areas will be successful or enforceable, or that other parties will accept such contractual provisions as part of our agreements, any of which could have a material adverse effect on our business, results of operations and financial condition.

There are risks associated with the use of our domain names.

     We currently hold six web domain names, "animedistribution.com", "animedistribution.net", "animedistribution.org", "sycodistribution.com",
"altvidwar.com," and "animedepot.com." The regulation of domain names in the U.S. and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, there can be no assurance that we will be able to acquire or maintain relevant domain names in all countries in which we conduct business. Although we have filed service mark applications for certain of these domain names, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our proprietary rights. Any such inability could have a material adverse effect on our business, financial condition and results of operations.

Investors' negative perceptions of dotcom companies could result in substantial sales of our common stock, which could cause our stock price to fall and remain low.

     General market perceptions concerning comparative investment risk associated with dotcom companies, as well as investors' reassessment of their risk relative to investment in us, can influence their decision to hold or sell shares of our stock. Additionally, shareholders who have passed their respective restriction periods may sell their shares if there is some modest price appreciation relative to the cost basis of their shares, which might have been acquired at a discount. If enough stockholders at any one time sell substantial amounts of our common stock, the market price of our stock could fall, thereby making it more difficult for us to obtain equity-based financing on favorable terms. As of March 31, 2000, we had approximately 3.8 million restricted shares, principally held by management, which commencing June 23, 2000, are saleable in accordance with the terms and conditions of Rule 144 of the Securities Act.

     Under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period that number of shares which doesn't exceed the greater of (a) one percent of the number of shares of common stock then outstanding or (b) the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also governed by certain requirements with respect to manner of sale, notice, and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without compliance with the manner of sale, public information, volume limitation and notice provisions prescribed by Rule 144. Sales by our stockholders of a substantial amount of our common stock could adversely affect the market price of our common stock.

We're effectively controlled by management.

     Absent any significant capital infusion into SyCoNet from a new investor, our management has, and after completion of this offering will continue to exercise, effective control over us. Accordingly, our management will be able generally to direct our affairs and the use of all funds available to us, elect a majority of our directors and cause us to declare or refrain from declaring dividends, increase our authorized capital, issue additional shares of capital stock or other corporate securities and determine the outcome of all matters submitted to the stockholders for approval. Such concentration of control may have the effect of delaying, deferring or preventing a third-party from acquiring a majority of our outstanding voting stock, may discourage bids for our common stock at a premium over the market price, if any, and may adversely affect the other rights of the holders of common stock. Our current certificate of incorporation allows our board of directors, without obtaining shareholder approval, to issue shares of preferred stock having rights that could adversely affect the voting power and economic rights of holders of our common stock. Although we have no present intention to issue shares of preferred stock, there can be no assurance that we won't do so in the future. Also, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholders" as defined by this statute. Any of these factors may delay, defer or prevent a change in control of us.

We could issue substantial amounts of additional shares without shareholder approval.

     We have a substantial number of shares of common stock unissued and not reserved for specific issuances which could be issued without any action or approval by our shareholders, thus substantially diluting the percentage ownership of SyCoNet held by purchasers of the securities and potentially adversely affecting the market price of our common stock.

We haven't paid any dividends.

     We've never paid any dividends on our common stock and we don't intend to pay any in the foreseeable future.

Since our common stock is being quoted only on the Bulletin Board, the price of our common stock could be very volatile.

     Under the criteria of the National Association of Securities Dealers, Inc., which administers the NASDAQ system, our common stock does not now qualify for inclusion in the NASDAQ system and is quoted only on the Bulletin Board. In addition, the trading volume in our common stock is relatively low. Therefore, the market for our stock may not be able to efficiently accommodate significant trades on any given day. Consequently, sizable trades of our common stock may cause volatility in the market price of our common stock to a greater extent than in more actively traded securities. These broad fluctuations, in addition to generally unfavorable stock market conditions, have adversely affected, and may continue to affect, the market price of our common stock.

                                 Use of proceeds

     We will not receive any of the proceeds from the sale of shares of common stock by the selling security holders.

                                 Dividend policy

     We currently intend to retain earnings for use in the operation and expansion of our business and therefore don't anticipate paying any cash dividends in the foreseeable future. Cash dividends, if any, that may be paid in the future to holders of our common stock will be payable when, as, and if declared by our board of directors, based upon our assessment of our financial condition, our earnings, need for funds, capital requirements and other factors.

                     Management's discussion and analysis of
                  financial condition and results of operations

Overview

     The following is a discussion of certain factors affecting our results for the quarters ended March 31, 2000 and 1999 and the three fiscal years ended December 31, 1997, 1998 and 1999, and our liquidity and capital resources. This discussion and analysis should be read along with our financial statements and their notes, which begin on page F-1 of this prospectus, and the preceding risk factors. The SEC is currently reviewing the financial classification of distribution and fulfillment costs as reported by e-commerce companies. Concurrent with industry practice, we present these costs on the financial statements as a component of selling, general and administrative expenses. The SEC may later decide to require the classification of certain distribution costs as cost of sales. If this occurs, we will reclassify these costs pursuant to the new SEC requirements, and our gross profit will be negatively impacted accordingly. However, such reclassification will not have any impact on our sales, operating profit or loss, or net profit or loss.

     As a reminder, our fiscal year ends on December 31. The years mentioned throughout are fiscal years.

     Since inception, we have incurred losses, and as of March 31, 2000, we had an accumulated deficit of $ 7.7 million. A substantial portion of this deficit arose during 1999, during which time we reported a loss of $ 5.3 million, of which $ 3.8 million consisted of stock-based compensation costs.

     We currently have a severe cash shortage. We have not received the additional funding we had expected to receive by now from various potential investors who executed letters of intent with us. As a result, our cash on hand is insufficient to allow us to meet our June 26, 2000 payroll, to pay our bills as they come due and to continue our operations at the current level. We have advised our employees of this situation and are not making any layoffs. However, on June 26, 2000 John Santivasci, Jr., our vice president of distribution services, departed voluntarily, and if other key or significant employees decide now or in the future to quit or accept other employment, or are formally laid off, we likely will be unable to complete our highly customized e-commerce and V-ISP hardware and software platform, which is now installed and functional except for the credit card (billing) portion which is also very close to completion. Allowing for final set-up and fine tuning of the configuration, we expect to have a complete working model that could be shown to potential customers by July 7, 2000.

     In order to sustain our operations, we require an immediate cash infusion of at least $1,000,000. Pursuant to our December 16, 1999 funding agreement, Alliance Equities Inc. ("Alliance") is obligated to give us $500,000 on the effective date of this prospectus, and we in turn will issue to it approximately 717,494 shares of our common stock, which Alliance may resell pursuant to this prospectus. Alliance has advised us orally that it will provide us with this money on July 5, 2000. Alliance also is obligated to give us $500,000 on each of the 60th and 120th day after the effective date of this prospectus, in each case in return for approximately 717,494 shares of our common stock which it may resell pursuant to this prospectus. We intend to apply Alliance's monies to our payroll and other current obligations, including the initial $150,000 quarterly payment to USA Networks Interactive, a division of USA Networks Inc., under our online advertising agreement relating to our exclusive sponsorship, via our Animedepot.com website, of the "Anime Colony" dedicated online community which USA launched on its Scifi.com website on June 20, 2000, and the approximately $400,000 cost of computers, servers and related equipment and software needed for our e-commerce/V-ISP platform, and working capital.

     Although we continue to pursue private placements with potential investors who have executed non-binding letters of intent, if we are unable to obtain the additional capital we require we will have to layoff employees and completely suspend our e-commerce and V-ISP initiatives, and we would rely only on the limited cash flow from the sale of our Anime products to fund our operating expenses, which might not be sufficient to enable us to remain in business.

     The following assumes we receive the additional financing we require to continue our business plan, as to which we can give no assurances.

     We expect losses to continue, pending our achievement of growth in e-commerce based sales or the acquisition of targeted product licenses, which would allow us to realize higher profit margins. We believe that internet sales growth will be contingent on our ability to (a) establish name recognition among fans of Anime and capitalize on up-selling and cross-selling opportunities; (b) select and market product lines that will gain popularity among Anime fans and will have cross-over potential to mainstream animation fans; (c) provide our customers good value, in terms of competitive pricing and order fulfillment; (d) identify and capitalize on advertising media and search engine tools that will allow us to best reach our target customers; and (e) acquire and successfully market product licenses. In January, 2000, we entered into an alliance with USA Network Interactive. The program, launched on June 20, 2000, should enable us to launch an integrated advertising and branding campaign for our Anime product line through an e-commerce area jointly developed by USA Networks' Interactive science fiction web site, Scifi.com, and animedepot.com, our premier Anime website. In addition to directly targeting Anime fans, the partnership provides a venue for us to cross-sell to science fiction enthusiasts, build brand awareness, and drive traffic to our web site, thereby potentially increasing sales. Furthermore, the agreement also calls for the joint development of web content, print media advertising, promotional events, and direct targeting through millions of banner impressions. Another cross-over marketing initiative includes a short-term on-line advertising agreement with World Wrestling Federation, renewable at the option of either party.

     We intend to complete the development of a purchase-driven virtual ISP ("Internet Service Provider") service to our customers and to affiliate groups associated with our strategic partners and launch our ISP program in the 3rd or 4th quarter of 2000. In addition, we are marketing the ISP program and e-commerce business services to leverage our existing e-commerce infrastructure and related competencies in front-office and back-office business solutions.

     We plan to expand our consumer oriented e-commerce business, and we expect that additional spending will occur in this area. We believe that achieving profitability will be highly dependent on our ability to grow this segment of the business, in addition to increasing our licensing and advertising revenues.

     Overall, our sales may fluctuate as a result of promotional discounts, convention marketing, current trends, which influence the popularity of certain of our product lines, inventory levels, and seasonal demand. Although we continue to experience sales growth relative to the same periods in prior years, our quarterly sales during a given year reflect seasonality, with the lowest and highest volumes reported during the first quarter and fourth quarter, respectively. Other factors that may impact sales in the future include unforeseen technological problems associated with web traffic and server availability, government regulations on web transactions, and the general state of the economy.

     Subsequent to March 31, 2000, we have experienced an increase in international sales orders due to the strong growth in demand overseas for anime products that are dubbed or subtitled in English. We intend to leverage this increase in demand by actively advertising our anime web outlets, www.animedepot.com, and www.sycodistribution.com, on popular Latin American and European web portals, plus selected venues in Asia. We expect international sales to continue to grow during the remaining quarters of this year. In order to carve a significant niche in the largely untapped Anime market, which has grown significantly based on the success of Anime entertainment like Pokemon and Princess Mononoke, we will incur additional expenditures in marketing costs, web technology, business-to-consumer and business-to-business e-commerce solutions, enhancing our web presence, establishing a highly automated order fulfillment system, and upgrading back-office and infrastructure support. We can't assure you that the anticipated level of growth will occur or will offset the planned expenditures.

     Operating margins will be significantly impacted by (a) our ability to maintain and satisfy our existing repeat customers, as well as attract new customers with the same level of loyalty; (b) competitive pricing pressures; (c) the effectiveness of advertising and marketing expenditures and management's ability to measure and evaluate results; (d) the effectiveness of our web design and content in attracting and leading consumers to consummate on-line sales; (e) shipping efficiencies; (f) proportion of distributor sales in relation to consumer sales; (g) general economies of scale; and (h) overall efficiencies achieved from the full implementation of our e-commerce platform.

Results of Operations

Comparison of the quarters ended March 31, 2000 and 1999

     Net sales, consisting of the selling price of VHS and DVD products, trading cards, toys and apparel, net of discounts and customer returns, were $236,800 for the quarter ended March 31, 2000, a 24% growth over net sales of $190,600 during the comparable quarter in 1999. The growth in our first quarter sales for 2000 was driven primarily by consumer purchases through the internet and fan-based convention sales. Higher gross margin consumer sales increased in relation to total sales. Despite the year-over-year growth in sales, our results were impacted by the temporary loss of a major retail customer that was subject to an acquisition during the first quarter. This situation was remedied and sales from this customer are expected to return to normal levels in the second quarter of this year. Based on historical trends, the first quarter generally reflects the lowest sales volume for the entire year, due to most retailers' decision to deplete inventories built up during the holidays prior to restocking more product. We had no significant international sales during the first quarter of 2000.

     The following table sets forth certain financial data for us as a percentage of net sales for the indicated periods:

                                                             (Unaudited)
                                                        Quarter ended March 31
                                                         2000            1999
                                                       -------         -------

Net Sales                                               100.00%         100.00%
Cost of Goods Sold                                       60.66           74.70
Gross Margin                                             39.34           25.30
Selling, General and Administrative
Expenses                                                564.97          107.15
                                                       -------         -------

Operating Loss                                         (525.63)         (81.85)
Other Expense                                            (3.15)           (.37)
                                                       -------         -------

Net Loss                                               (528.78)         (82.22)
                                                       =======         =======

     Gross profit is defined as sales less cost of sales, which consists of the cost of product sold to the customers and related shipping costs. Our gross margin during the first quarter of 2000 was more favorable than the previous year as a result of a higher percentage of consumer sales which generally yield higher margins than sales from our distribution business. Our gross profit was $93,200 for the quarter ended March 31, 2000, a 93% increase over the gross profit during 1999. We expect gross margins to fluctuate from period to period based on any shift in the customer base (wholesaler/retailer versus consumer), mix of products sold, or change in shipping and handling costs.

     Selling, general and administrative (SG&A) expenses include the costs of personnel involved in product distribution, customer service, financial administrative and executive functions, in addition to travel, advertising, investor relations, legal and professional services, stock compensation, and other operating costs.

     Factors accounting for the increased costs during the first quarter of 2000 include: hiring of key personnel in management, information technology, customer service, and warehousing/distribution to establish our infrastructure and facilitate order fulfillment; travel related to financing efforts and trade conventions; grass roots marketing and on-line advertising; and professional services required in connection with regulatory compliance and letters of intent. SG&A expenses for 2000 also included stock compensation costs associated with the compensatory effect of non-qualified stock option grants awarded last year, which vested in part during the first quarter. Most of the stock options that were awarded during the first quarter were granted at the fair market value of the stock at the date of award and hence had no impact on the financial statements. During the remainder of the year 2000, we expect our operating costs to continue to increase as a result of our targeted marketing, branding and advertising campaign to facilitate the ramp-up of sales; warehouse and office expansion as well as co-location facility for our e-commerce equipment; additional customer service, order fulfillment, and warehouse personnel to process an anticipated increase in on-line sales; amortization of software costs, capitalized labor, and capitalized leases associated with e-commerce solutions; depreciation of newly purchased PCs and computer peripherals; recurring network engineering and telecommunications to maintain and continuously secure our various web sites; and the build-out of more web sites to increase Anime market penetration and to cater to cross-over market segments. Our advertising agreements are short-term and generally cancelable. In the event that we are not satisfied with click-through and estimated sell-through rates, we terminate the agreements as soon as practicable. Despite our tight focus on our operations, we cannot assure you that we will achieve a level of sales commensurate with our efforts.

Comparison of the years ended December 31, 1999 and 1998

     Net sales, consisting of the selling price of VHS and DVD products, trading cards, toys and apparel, net of discounts and customer returns, were $1.2 million for the twelve months ended December 31, 1999, an increase of 84% from net sales of $626,000 during 1998. We attribute the growth in 1999 to the effectiveness of on-line advertising in generating on-line customer sales, the popularity of certain video titles in the product line, an increased customer base, and continued repeat sales, in addition to seasonal peak holiday shopping. Increased sales also arose from our presence at tradeshows and conventions.

     The following table sets forth certain financial data for us as a percentage of net sales for the indicated periods:

                                                              (Audited)
                                                        Years ended December 31
                                                         1999            1998
                                                       -------         -------
Net Sales                                               100.00%         100.00%
Cost of Goods Sold                                       73.81           81.80
Gross Margin                                             26.19           18.20
Selling, General and Administrative
Expenses                                                485.41          123.23
                                                       -------         -------

Operating Loss                                         (459.22)        (105.03)
Other Expense                                             (.05)          (0.57)
                                                       -------         -------

Net Loss                                               (459.27)        (105.60)
                                                       =======         =======

     Gross profit is defined as sales less cost of sales, which consists of the cost of product sold to the customers and related shipping costs. The growth in our gross margin arose from increased on-line consumer sales, which generally yield higher margins than sales to retailers. Our gross profit was $302,000 for the year ended December 31, 1999, a 165% increase over the gross profit during 1998. We expect gross margins to fluctuate from period to period based on any shift in the customer base (wholesaler/retailer versus consumer), mix of products sold, or change in shipping and handling costs.

     Selling, general and administrative (SG&A) expenses include the costs of personnel involved in product distribution, customer service, financial administrative and executive functions, in addition to travel, advertising, investor relations, legal and professional services, stock compensation, and other operating costs.

     Factors accounting for the increased costs during 1999 include greater requirements for additional in-house order fulfillment personnel to service on-line customers; casual labor support and travel related to trade conventions; grass roots marketing and on-line advertising; and development of web content, primarily on our animedepot.com web site. We believe that these costs will continue to increase as a result of our commitment to build and enhance our infrastructure. SG&A expenses for 1999 also included a one-time charge for fees payable to a consultant in stock for investor relations, research and press coverage services, which upon contract termination had a fair value of $292,188 and a $3.8 million charge for stock compensation costs associated with non-qualified stock option grants during the fourth quarter which vested as of year-end. Projected stock compensation costs for existing non-qualifed stock option grants outstanding as of December 31, 1999 include $510,000, $190,300, and $22,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

     During the year 2000, we expect our operating costs to continue to escalate as a result of our wide-scale marketing and advertising campaign; warehouse and office expansion; additional customer service, order fulfillment, and warehouse personnel to process an anticipated increase in on-line sales; amortization of software costs and capitalized labor associated with e-commerce solutions; depreciation of newly purchased PCs and computer peripherals; network engineering and telecommunications to continuously secure our various web sites;

and the build-out of more web sites to increase Anime market penetration and to cater to specific market segments. Despite our focused efforts, we cannot assure you that we will achieve a level of sales commensurate with the increase in expenditures.

     We expect to continue to utilize stock options as compensation as part of our strategy to attract and retain key personnel, as well as reward key management personnel. However, because the vesting periods for recently issued stock options are now generally longer, we do not expect recognizable expenses arising from compensatory stock option grants to be made in 2000 and in the immediate foreseeable future to be of the same magnitude as stock compensation costs incurred in 1999.

Comparison of the fiscal years ended December 31, 1998 and 1997

     No meaningful comparison can be made between 1998 and 1997 sales because during 1998 we changed our product line to consist primarily of Anime videos and DVDs. In 1997, sales consisted primarily of comic books. Our decision to change our product line resulted in a 258% increase in net sales, from $175,000 in 1997 to $626,000 in 1998.

     The negative profit margin for 1997 reflects a provision for the write-off of the remaining inventory, consisting primarily of comic books, at the end of that year. As a result, the 1997 fiscal year's negative gross margin of $(71,000) is not comparable with the gross margin of $114,000 for the full 1998 fiscal year, which did not reflect a similar write-off.

     Selling, general and administrative expenses were $771,000 for the fiscal year ended December 31, 1998 compared to $416,000 for the fiscal year ended December 31, 1997. We attribute the increase to additional personnel necessary to service and warehouse greater inventory as a result of the new product line.

Deferred Compensation

     We recorded total deferred stock compensation of $ 127,500 during the first quarter of 2000, in connection with the amortization of compensatory stock options granted late last year. We had no recognizable deferred compensation costs during the first quarter of 1999. Deferred stock compensation is amortized to expense over the vesting periods of the applicable options. The amortization cost represents the vested portion of the difference between the exercise price of stock option grants and the deemed fair value of our common stock at the time of such grants.

Income Taxes

     We made no provision for any current or deferred U.S. federal, state income tax or benefit for any of the periods presented. Since inception, we have experienced operating losses, which have recently been declining in relation to sales. Although management expects the improved trend to continue, we cannot provide any assurance as to when profits will materialize. Therefore, we cannot predict when we can use the net operating loss carry-forwards, which begin to expire in 2017, and which may be subject to certain limitations imposed under Section 382 of the Internal Revenue Code of 1986. Due to the uncertainty concerning our ability to realize the related tax benefit, we have provided a full valuation allowance on the deferred tax asset, which consists primarily of net operating loss carry-forwards.

Year 2000

     As of the end of 1999, we substantially replaced disparate financial, purchasing, and customer order databases with a fully integrated Y2K-compliant enterprise-wide platform of front office, back office, financial and e-business solutions. We have made an assessment of our internal systems, software, computer technology and other services internally developed by third party vendors and have not detected any malfunctions or any system failures at or beyond the year 2000. These systems include the software to run our financial accounting system, search engines, sales order fulfillment, inventory control, transaction-processing, as well as monitoring and back-up capabilities. Failure of these systems to be year 2000 compliant could adversely impact the accounting operations, order fulfillment and other operations of our web site. Based upon our assessment to date, we believe that our systems are year 2000 compliant, although there can be no unconditional assurance in this regard. In connection with our assessment, we have partially relied on assurances from our vendors, including financial institutions to process credit card payments for internet sales, telecommunications and internet service providers. Currently, we do not believe that it will be necessary to implement a remediation plan for our third-party software, third-party vendors and computer technology and services with respect to year 2000 compliance. The costs of the year 2000 readiness internal review incurred prior to and during the year 2000 were not material and were charged to operations in the respective periods that they occurred. Although we do not expect to experience, nor have we experienced, business disruptions associated with year 2000-related problems, we cannot assure you that all potential year 2000 defects have been uncovered or corrected in our internal systems, including third party software and related products.

Impact of Recently Issued Accounting Standards

     As of January 1, 1998, we adopted Statement of Financial Accounting Standards No. 130 ("SFAS No. 130") entitled "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Currently, there are no reportable items of comprehensive income (loss).

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1 ("SOP 98-1"), entitled "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. SOP 98-1 was effective for our fiscal year ending December 31, 1999. Projected expenditures for our e-commerce infrastructure will be capitalized in compliance with this pronouncement.

     In April 1998, the American Institute of Certified Public Accountants issued SOP 98-5, entitled "Reporting on the Costs of Start-Up Activities." SOP 98-5 is effective for our fiscal year ending December 31, 1999. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The adoption of the subject pronouncement did not have a material effect on the financial statements, and we do not expect it to have a material effect in the future.

Recent Developments

     We entered into a Letter of Intent to acquire Zocchi Distributing Inc., a distributor of games and science fiction/fantasy products. The letter of intent expressly provides that a condition to the Zocchi acquisition is Syconet causing the sole Zocchi shareholder to be relieved its personal guarantee of Zocchi's bank debt. Given our current financial condition, we think it unlikely that such condition can be satisfied absent our receipt of substantial additional financing or improvement in our results of operations. Accordingly, it is premature to conclude the Zocchi acquisition is probable.

Liquidity and capital resources

     We currently have a severe cash shortage. We have not received the additional funding we had expected to receive by now from various potential investors who executed letters of intent with us. As a result, our cash on hand is insufficient to allow us to meet our June 26, 2000 payroll, to pay our bills as they come due and to continue our operations at the current level. We have advised our employees of this situation and are not making any layoffs. However, on June 26, 2000 John Santivasci, Jr., our vice president of distribution services, departed voluntarily, and if other key or significant employees decide now or in the future to quit or accept other employment, or are formally laid off, we likely will be unable to complete our highly customized e-commerce and V-ISP hardware and software platform, which is now installed and functional except for the credit card (billing) portion which is also very close to completion. Allowing for final set-up and fine tuning of the configuration, we expect to have a complete working model that could be shown to potential customers by July 7, 2000.

     In order to sustain our operations, we require an immediate cash infusion of at least $1,000,000. Pursuant to our December 16, 1999 funding agreement, Alliance Equities Inc. ("Alliance") is obligated to give us $500,000 on the effective date of this prospectus, and we in turn will issue to it approximately 717,494 shares of our common stock, which Alliance may resell pursuant to this prospectus. Alliance has advised us orally that it will provide us with this money on July 5, 2000. Alliance also is obligated to give us $500,000 on each of the 60th and 120th day after the effective date of this prospectus, in each case in return for approximately 717,494 shares of our common stock which it may resell pursuant to this prospectus. We intend to apply Alliance's monies to our payroll and other current obligations, including the initial $150,000 quarterly payment to USA Networks Interactive, a division of USA Networks Inc., under our online advertising agreement relating to our exclusive sponsorship, via our Animedepot.com website, of the "Anime Colony" dedicated online community which USA launched on its Scifi.com website on June 20, 2000, and the approximately $400,000 cost of computers, servers and related equipment and software needed for our e-commerce/V-ISP platform, and working capital.

     Although we continue to pursue private placements with potential investors who have executed non-binding letters of intent, if we are unable to obtain the additional capital we require we will have to layoff employees and completely suspend our e-commerce and V-ISP initiatives, and we would rely only on the limited cash flow from the sale of our Anime products to fund our operating expenses, which might not be sufficient to enable us to remain in business.

     We have funded our operations primarily through private equity financing from accredited investors pursuant to Regulation D, which is a limited offer and sale of securities without registration under the Securities Act of 1933. During the first quarter of 2000, net cash provided by financing included $ 731,700 in private placement funds compared to $ 380,000 for the same period in 1999. As of March 31, 2000, our cash position consisted of $410,400 in cash compared to $587,600 in cash as of December 31, 1999. In April, and June 2000, we raised an additional $696,000 in two private placement offerings.

     Net cash used in operations were $ 1.3 million during the first quarter of 2000 compared to $328,600 during the same period in 1999. The use of cash was due primarily to a loss from operations which was $ 1.2 million and $ 156,700 for the subject periods in 2000 and 1999, respectively. The expansion of our product offerings to ensure product availability has required us to increase our inventory levels, thereby causing an additional strain on our cash flows. We have been ramping up our inventory with new titles in anticipation of a joint branding and marketing campaign with USA Network Interactive to be launched in late June, 2000.

     During the first quarter of 2000, net cash used in investing activities consisted primarily of purchases geared towards the enhancement of our e-commerce platform. We deployed our technical staff to develop a fully integrated end-to-end order fulfillment and inventory management system, which is initially for internal use but can be packaged and customized for resale as a business-to-business or business-to-consumer solution. As an added incentive to promote sales, we plan to provide virtual ISP ("Internet Service Provider") service to our customers that maintain a minimum level of monthly sales. We are also packaging and branding the service for sale to business customers who will be able to offer the service to their clientele with customized content and at a price that is tied to product sale. Towards this end, we expended $ 174,000 during the first quarter and expect our capital commitment for the year to reach $1 million, which will be funded through capital leases and equity financing. During 1999, there were no capital expenditures for the comparative period.

     In December 1999 we received a $2,000,000 funding commitment from Alliance Equities, Inc., which has funded numerous emerging growth companies. Pursuant to the funding agreement, we received an initial loan of $500,000 upon our filing of our Form 10SB registration statement with the SEC which we repaid at a 12% annual interest rate in June 2000 by issuing to it 1,269,492 shares of common stock. Alliance agreed to give us three other $500,000 payments on the effective date of this prospectus and on the 60th and 120th days thereafter. In consideration of each $500,000 payment we will issue to Alliance 2,152,482 shares of our common stock valued at $.70 each. The shares issued and issuable to Alliance Equities pursuant to the funding agreement may be resold by Alliance pursuant to this prospectus.

     During the first quarter of 2000, we entered into a new lease for a larger warehouse, pending identification of a permanent distribution facility. We also executed a 5-year lease on a build-to-suit facility in Manassas, Virginia, with an expected completion date in the third quarter of 2000. In late April, 2000, we relocated our corporate headquarters to an interim location in Manassas, Virginia, pending the completion of our new facility. We will require additional financing to provide for our working capital and for bringing our technology and marketing plans to fruition. Accordingly, we are seeking such capital through debt or private placements, equity offerings or other sources. The sale of equity or equity-related securities could result in additional dilution to shareholders. On June 21, 2000, we increased the number of authorized common shares from 14,500,000 to 85,000,000 and the number of authorized preferred shares from 500,000 to 1,000,000, to allow us greater flexibility to finance our working capital and growth. We plan to issue shares to fund the costs of future acquisition of, or a strategic partnership with, complementary businesses which might further impact our liquidity position or require the issuance of equity or debt securities. Although we have entered into letters of intent with certain companies, we have not completed our due diligence review of their operations nor have we obtained the required financing, and we may never do so.

     As of December 31, 1999, our cash position consisted of $588,000 in cash compared to $21,000 in cash for the same period in 1998.

     During 1999, net cash provided by financing included $1.6 million in private placement funds compared to $523,000 for all of 1998. We raised $512,000 through private placements during 1997.

     Net cash used in operations were $939,000 during 1999 compared to $587,000 and $448,000 for 1998 and 1997, respectively. During 1999, the use of cash was due primarily to a loss from operations which was $5.3 million (which on a pro forma basis was a loss of $1.2 million prior to the recognition of stock-based compensation and consulting expenses) compared to $661,000 and $490,000 during 1998 and 1997, respectively. The expansion of our product offerings to ensure product availability has required us to increase our inventory levels, thereby causing an additional strain on our cash flows during 1999 and 1998.

     For all comparative periods net cash used in investing activities consisted primarily of purchases of PCs and peripheral equipment.

                                    Business

Overview

     As more fully described below, SyCoNet is engaged principally in the distribution and direct marketing of Anime -- animated cartoons produced in Japan and shipped to the United States where English subtitles or dialogue are inserted prior to distribution on videocassettes -- and Anime-related toys and other merchandise. We sell directly to individuals over the internet and at Anime conventions. We are also a wholesale distributor to small retail outlets such as Anime specialty stores, comic book specialty stores, video stores, toy stores and electronic stores. In addition, we are in the process of completing our plan to offer e-commerce services to our strategic partners and to other businesses based on the technology platform that will be used to service customers of our core business. However, the completion of this plan could be adversely affected by our current severe cash shortage, as described below.

Business development

     Our original plan of operation was to distribute comic books and comic book character-based trading cards and t-shirts to comic book specialty stores and traditional outlets. The response from the comic book retailers to our efforts was minimal because we couldn't offer them the comics published by certain principal comic book publishers, all of which had entered into and were subject to exclusive distribution agreements. Accordingly, we incurred substantial losses in the first three quarters of 1997. In the fourth quarter of 1997, we refocused our operations on the distribution of Anime. We are no longer involved in comic-book distribution. Distribution of Anime currently accounts for approximately 90% of our revenues, and Anime-related merchandise, including toys and trading cards, accounts for approximately 10%. 85% of our catalog is devoted to VCR tapes, 10% to DVD, and 5% to toys and trading cards. Our VHS products are priced from 28% to 50% less than the manufacturer's suggested retail price and our DVD products are priced 28% to 30% less than the manufacturer's suggested retail price. Notwithstanding our rapid growth, we can't assure you that our growth will be sustained or that we'll gain significant market share in the future.

     In the latter half of 1999 we began to develop plans to create a full service e-commerce and distribution platform to better serve our wholesale and retail Anime customers. In completing these plans it became apparent that the cost of building a platform with the flexibility and scalability to allow us to service other businesses wouldn't be significantly greater than the cost of building a platform for our own customers. The difference would be in ensuring that the database design and equipment architecture would allow flexibility in as many ways as possible. We determined that a real need existed for internet companies to have a cost-effective and flexible alternative to the current set of third party distribution outsourcing companies, many of which provided poor service and little flexibility or attention to specific customer needs. As a result we decided to build a technical team dedicated to creating a business-to-business distribution and e-commerce platform that could be marketed and sold to other companies. If successful, the effect would be to create a source of ongoing revenue and profit in its own right. In addition, we expect that the cost per sale for distribution of our own products would decrease dramatically due to better overall utilization of infrastructure and back office systems.

     In addition to e-commerce and distribution services, we are also building a virtual Internet Service Provider service-in-a-box that will be integrated into the e-commerce platform. This would allow e-commerce customers to provide ISP services to their end-users without having to purchase infrastructure. A well integrated package of content, commerce, and access capabilities, if successfully developed by us, should create an extremely powerful set of products for which we expect there to be high demand, although we can give no assurances in this regard.

     An internal proof of concept testbed for our e-commerce and V-ISP platform is now installed and functional. A complete working model that could be shown to customers is approximately two weeks from completion. However, due to our current severe cash shortage we are unable to meet our current payroll. If this situation results in the loss of a significant number of employees, we likely will be unable to complete the platform. Subject to the receipt of the additional funding we require, development should be completed by 3rd or 4th quarter 2000, with rollout of functionality in stages.

Description of our Anime business

Anime

     Anime differs from American animation in several important ways. Unlike American animation, which is created mainly for children, Anime is targeted for specific age groups ranging from young children to adults. Therefore, Anime has more developed storylines and more lifelike characters, which grow emotionally and socially throughout the story. The storylines and characters can be as varied and detailed as in a feature-length movie or long-running television series. In addition, the characters' actions and characteristics drive stories more than they do with American animation. Characters learn how to obtain help from their friends and overcome their own weaknesses. That internal growth is the focus of the story, which makes the overall plot far more compelling, believable and relevant to the audience.

     Anime has a high degree of sensory appeal, due to the high-quality music and graphics. Also, the graphic style of most Anime is focused more on the visual context and use of backgrounds and less on the simulations of fluid body movements and other action. This method provides more information about the overall impression of the scene than with American cartoons, while the lower priority assigned to life-like body movement enables Anime to be produced at a far lower cost per frame.

     Unlike American animation, Anime appeals to both males and females. Anime makes liberal use of romantic themes, and 60% of all Anime films and series have female leads as either the hero or the love interest.

Product

     More than 2,500 Anime titles are now available in the United States. We distribute virtually the entire line of Anime videos, as well as ancillary products such as toys and trading cards based on the Anime movies. Anime producers haven't granted exclusive distribution agreements to any distributor, although we can't assure you that this situation will continue. Our product line includes Pokemon, Dragon Ball Z and Sailor Moon videos, as well as select Anime-related toys and other merchandise. Approximately 85% of the videos we purchase from suppliers are returnable. We obtain product on a non-exclusive basis from 15 Anime suppliers, including Central Park Media, Pioneer, A.D. Vision, Viz Communications, Irwin Toys, ADV Films and MGM's Orion Pictures. Since we obtain our Anime cassettes from multiple sources, we believe we have a secure source of product, although we can't give any assurances. However, as a result of our cash shortage, on June 26, 2000 our vice president of distribution services quit, which may impair our ability to fulfill orders. If our cash shortage continues, we also may be unable to purchase the inventory we need to satisfy our customers, which would jeopardize our ability to conduct our business.

     We maintain an inventory of products in high demand so as to offer prompt service and fast delivery, and we obtain other products to fulfill orders we receive. Between October 31 and December 30, 1999, we fulfilled 98.7% of over 4000 orders within our stated delivery time frame of two days and 100% of our orders were filled in time for Christmas. In the last three months we also have significantly upgraded our distribution systems and processes so that we can now pick, pack, and ship a typical order in approximately one-third of the time previously required. However, as a result of our cash shortage, on June 26, 2000 our vice president of distribution services quit, which may impair our ability to fulfill orders. If our cash shortage continues, we also may be unable to purchase the inventory we need to satisfy our customers, which would jeopardize our ability to conduct our business.

Marketing and distribution

     Initially our products were offered only through our own catalogs to small retail customers that focused almost exclusively on Anime products and to individuals and retailers at trade shows and conventions. We plan to continue providing wholesale services to retail stores that are interested in the Anime product line. However, now we're focusing on direct marketing to the individual consumer through the internet and we believe that this medium will significantly reduce our marketing expenses. Currently, all of our products can be ordered through our e-commerce websites, www.animedepot.com and www.sycodistribution.com. The former is our e-commerce vehicle for consumers who want to purchase online while the latter is for wholesale customers enabling them to use a business-to-business password protected site. We intend to make the internet our primary distribution channel to consumers since Anime buyers are opting for this method of buying over traditional shopping malls and specialty shops. We also conduct internet banner advertising campaigns on websites that attract consumers who have a high degree of interest in Anime. In addition we have entered into an agreement with USA Networks Interactive to be the exclusive sponsor of Anime products on Sci-Fi.com's Anime Colony. In addition to the exclusive site sponsorship, this agreement includes a wide-ranging multimedia advertising campaign promoting Anime Colony and Animedepot.com that encompasses the Internet, print media, and television advertising on the Sci-Fi Channel. We currently do not have the funds necessary to make the payments to USA Networks that are required under this agreement. However, pursuant to our December 16, 1999 funding agreement with Alliance Equities, Inc., Alliance is obligated to give us $500,000 after the effective date of this prospectus. Alliance has advised us orally that it will provide us with this money by June 30, 2000. We intend to apply this $500,000 to the initial $150,000 quarterly payment to USA Networks, as required under our agreement with them. We also market our products at approximately 25 Anime-oriented conventions and retail shows each year, through trade publications, Anime fan magazine, and via headers on selected internet search engines.

     We rely on agreements with United Parcel Service to deliver products from suppliers as well as to customers. Charges associated with delivery of products to us are frequently borne by our suppliers. We intend to establish facilities in various regions of the United States to allow for faster receipt and distribution of our products if warranted by new business and subject to the availability of the necessary capital.

     We've signed a three-year agreement to be the title sponsor of Dragon*Con, North America's largest Science Fiction and Popular Arts convention, to be held in Atlanta from June 29 through July 2, 2000. Attendance at 1999's event was over 38,000 people.

Competition

     There are three types of companies that sell Anime products in the United
States:

     o large integrated distributors of a wide variety of entertainment products targeted to a very wide range of demographics,

     o small distributors and licensors of a narrow range of Anime- oriented product targeted to the core Anime market, and

     o licensors and web-based retailers of a wide range of entertainment products with a narrow demographic target market of youth and young adults.

     The five major distributors of Anime videos in the United States are Bandai Entertainment, Pioneer Entertainment, Baker & Taylor, Inc., Ingram Entertainment, Inc. and Wizards of the Coast. These companies specialize in providing products to mass market retail chains, toy retailers and video chains that are interested primarily in selling only the 20 to 30 most popular Anime titles. We don't sell to large retail accounts and therefore we don't compete with these large distribution companies.

     We focus on providing a high degree of service to smaller retailers. The following companies, all privately held, are our main competitors because, like us, they are relatively small, primarily Anime distribution companies that serve the Anime niche market of small specialty retailers: Central Park Media, A.D. Vision, Animeigo and Media Blasters. Animeigo also has production facilities that allow it to provide subtitling and dubbing of original Anime product. These smaller distribution companies have greater financial, personnel, marketing and sales resources than we do. We compete with them on the basis of price, service, selection, availability and product knowledge.

     We also compete for the ultimate consumer purchaser of Anime products with mass market retailers of music and movies, most of which now sell Anime, and with many smaller retail outlets that sell Anime either by itself or as part of a product line that includes role playing games, video games, and other hobbyist activities.

     We also compete with non-Anime specific youth and young adult consumer websites, and they also perform their own customer fulfillment: The Right Stuf, Action Ace, Fandom, Next Planet Over, and Animenation. Although these websites offer more product lines than we do, we compete principally on the basis of price and we sell Anime videos generally at a 20-30% lower price.

Strategy for Growth

     We currently have a severe cash shortage. We have not received the additional funding we had expected to receive by now from various potential investors who executed letters of intent with us. As a result, we require an immediate cash infusion of $1,000,000 in order to sustain our operations. The following assumes we receive the additional financing we require, as to which we can give no assurances.

     Licensing proprietary product. We need to license our own proprietary product through the development of relationships with key Anime content providers. Having proprietary product should enable us to obtain access to content that can compete on a mass-market level and realize higher, more stable margins that can withstand the entry of larger wholesalers since service and cost advantages aren't effective barriers to entry.

     Acquisitions. Our acquisition strategy is directed toward the attainment of critical mass through the acquisition of customers, infrastructure, licenses, and employees. This could enable us to compete for top licensing names for titles that have potential mass appeal similar to the appeal attained by Pokemon, Dragonball Z, and Princess Mononoke. Although we haven't entered into any acquisition agreements, in December 1999 we entered into a letter of intent to acquire Zocchi Distributing Inc., a distributor of games and science fiction and fantasy products. The letter of intent expressly provides that a condition to the Zocchi acquisition is SyCoNet causing the sole Zocchi shareholder to be relieved its personal guarantee of Zocchi's bank debt. Given our current financial condition, we think it unlikely that such condition can be satisfied absent our receipt of substantial additional financing or improvement in our results of operations. Accordingly, it is premature to conclude the Zocchi acquisition is probable.

     Genre-specific websites. We're in the process of designing and rolling out several separate websites for the different audiences that enjoy various subgenera of Anime and action oriented films (such as martial arts). We'll review the success of the first two subgenera that should be launched by mid-summer 2000 and, if successful, we intend to create additional targeted and branded sites that would cover the majority of the marketplace. Our marketing messages are intended to drive people to our websites, which themselves will be built to satisfy the needs of individual segments of the Anime market.

     Television advertising. Subject to having the necessary capital resources, we plan to advertise on television networks and shows that are focused on Anime, in particular, on the SciFi

Channel in conjunction with our joint venture with Sci-Fi.com, and on Cartoon Network's Toonami segment.

     Web-based advertising. Anime is a very popular entertainment topic on the internet, consistently appearing in the list of top words used in search engines. Because the target audience is easily identified, web-based banner ads have proven to be cost-effective when properly targeted and when they utilize dynamic artwork. Subject to having the necessary capital resources, we plan to use an extensive program of web-based advertising and sponsorships of Anime content sites and sites that represent significant cross-over markets that provide similar demographics to our core client base: individuals aged 16 to 33 who are educated and computer savvy. We are working to implement an affiliate marketing program that will assist us in this effort.

     Cross-selling into additional markets. Several markets are closely aligned with Anime in terms of demographics, entertainment concept, and cultural impact:
Animation (Cartoon Network, Science Fiction (Sci-Fi Channel, Sci-Fi conventions, television, games, movies, video); video games (major television shows and movie rights derived from popular games); and martial arts (movies, television, games, video). We believe companies involved in these markets will see us as a natural partner who can add value to the products they offer.

     Up-selling. We are implementing a customer communications program to actively upsell additional products to our customers to solidify our relationship with them, create mindshare of our brand, and generate additional revenue. In addition to our main Anime product line of video tapes and DVDs we have started expanding our product line to games, trading cards, apparel, and toys. In addition, our e-commerce and one-to-one marketing systems will have the capability to detect a customer's favorite products and recommend items that are directly related to items purchased previously. We intend to make attractive offers to generate upsell transactions, including event and product specific promotions, tiered pricing, and additional ISP services such as free broadband service to the top 10% of our customer base.

     Subject to the receipt of the additional financing we require, in the 3rd or 4th quarter of 2000 we plan to launch a branded Anime web portal and complete product-based ISP service for consumer customers that includes nationwide dial-up access, hosted e-mail, personal web pages, and 24/7/365 customer service. We'll be using the same V-ISP and e-commerce service platform that we plan to sell as an added value service to business customers. Our intention is to offer customers who purchase Anime product in a given month special ISP pricing and services potentially providing the ISP service for these customers for free. Customers who decide not to purchase our merchandise products in a given month will be charged a higher but still nominal fee for the ISP service. A key motive for the rollout of this web portal and ISP service is to enhance customer loyalty. We expect the service to be extremely attractive to our core customer base of consumers who purchase a large amount of Anime product and will find value in a high-quality free ISP service that provides value-added features targeted to the Anime market.

     We intend to private-label the free ISP service for our wholesale customers and partners while also branding this service to generate sales via our own product line and websites. As we believe will be true for us, we believe that our ISP service will be attractive to our wholesale customers and partners as an inexpensive private label service for them to achieve customer growth and loyalty. We'll manage the service and back office functions in exchange for a fee per user or for other reasonable consideration. This service, if popular with business accounts, could well be the entry point for us to develop and implement an affiliate marketing program of our own, or to sell the service as a value-added component to existing affiliate marketing companies such as Be Free, Inc.

     In addition to the profits we expect from direct use of the service by consumers, partners, and retailers, we also expect to generate advertising revenue. We plan to place Anime or related advertising in several visible areas of the service including the CD-ROM, the home page, the e- mail service, and the personal web pages. To enhance the service for our partners, we plan to allow them to piggyback on the service and have their own branding shown for any accounts they sign up on our behalf. We'll benefit from these by handling any merchandise transactions related to the service.

     Cross-cultural and international expansion. An untapped but potentially lucrative market segment for Anime products is the non-English speaking market. The unique nature of Anime, which makes a Japanese product sell well in the US, also has great appeal to other markets and cultures. We believe this is especially true of the Latin American market and the related domestic Hispanic market as well as the European market. We plan to work first with internet portals targeting ethnic groups, young adults and retail companies to determine the size of this potential market. We plan to test and, if successful, develop products translated from Japanese and dubbed or subtitled in the language of certain target groups to which we will market. We also plan to analyze the market opportunity in the Middle East and Asian markets.

     Advanced e-commerce technology platform. We're currently in the process of implementing architecture that will allow us to sell an e-commerce platform of the same caliber as those offered by the best internet consulting and business to business e-commerce companies. This would allow us to develop multiple websites that function with a single underlying business operations database that includes site-specific catalog information, pricing, customer data, and content, such as a list of the top 5 most requested videos for a particular site. In addition to supporting new products, promotions, and websites, the platform should allow tracking internet traffic and sales in great detail in real time. We plan to have this system fully operational by August 2000, subject to the receipt of the additional funding we require, at which point we believe we'll be positioned to rollout genre-specific sites such as sites for children, teenage girls, and live action videos. We intend to sell this platform to Anime and game retailers who need help getting their catalogs online.

     Business-to-business e-commerce. In addition to helping to improve our consumer services, we plan to sell our e-commerce technology platform through commercial ISPs and systems integrators to large corporate clients. Development should be completed by 3rd or 4th quarter 2000, subject to the receipt of the additional funding we require, with rollout of functionality in stages.

Intellectual Property


     We have filed with the U.S. Patent and Trademark office applications for the following service marks: "SYCONET", "ANIMEDEPOT.COM", "YUGI-OH" "YUGI-OH.COM", "YUGI-OH DEPOT", "OHUGI-OH DEPOT.COM", "OTAKU", "OTAKU USA", "OTAKU USA.COM", "ANIME USA", "ANIME USA.COM", "SYCONET", "SYCONET.COM", "SYCOZONE", "SYCOZONE.COM", "KID ANIME", and "KIDANIME.COM". In addition, we have filed "intent to use" service mark applications for "ANIMECOLONY" and "ANIMECOLONY.COM."

Employees

     As of June 26, 2000, we had 34 employees, all of whom are full-time.

                            Properties and equipment

     Effective April 1, 2000, we entered into a one-year lease agreement for temporary offices at 9105C and 9105A Owens Drive, Manassas, Virginia, pending completion of the construction of our new office headquarters described below. This lease is for $2,650 per month, with two one-year renewal options.

     Pursuant to a lease agreement with an unaffiliated landlord dated March 1, 2000, we have leased approximately 15,120 square feet of office space at 10390 Central Park Drive, Manassas, Virginia. The lease is for a five year term, commencing on the date following the issuance of an occupancy permit, with two five-year renewal options plus an option to purchase the premises during the initial lease term. The annual base rent is $210,000.

     Effective January 11, 2000, we entered into a lease agreement for 8,100 square feet of warehouse space at 9208B Venture Court, Manassas, Virginia at a monthly rental of $4,387.50 per month. This lease agreement expires July 15, 2000 at which point we will rent this warehouse space on a month to month basis.

     In April 2000 we entered into a one-year co-location and complex web hosting service agreement with a data center based in Herndon, Virginia. The annual base rent is $60,000, with indefinite one-year renewal options.

     We've recently taken delivery of $500,000 worth of computers, servers and related equipment and software needed for our e-commerce/V-ISP platform, of which we currently owe the vendors approximately $400,000. Due to our severe cash shortage, we will be unable to pay these vendors absent our receipt of additional funding.

                                Legal proceedings

     We're not a party to any pending legal proceedings.

                                   Management

     (a) Officers and directors: The following table provides information concerning each executive officer and director of SyCoNet. All directors hold office until the next annual meeting of shareholders or until their successors have been elected and qualified, or until a director's death, resignation or removal.

Name                      Age     Position
----                      ---     --------

Sy Robert Picon            41     chairman of the board

William Spears             38     president, chief executive officer and
                                  director

Philip Jacobson            39     executive vice president

Kathryn T. Jacobson        43     chief financial officer, secretary and
                                  treasurer

J. Larry Hineline          54     director

Edward E. Kramer           39     director

Francis H. Yano            52     director

Michael A. Knoll           57     vice president, business development and
                                  legal affairs

Sy Robert Picon: Mr. Picon, our chairman, is one of our co-founders along with William Spears. He was our chief executive officer and treasurer since our inception, and our president since June 1998, until June 2000 when he resigned for health reasons. He was a co-founder of the Virginia limited partnership formed on February 1, 1997 which is our predecessor. He has been involved in the comic book industry for over ten years. In 1991, he founded SyCo Comics, a supplier of comic books and related media to disabled individuals, which he sold in 1996. Mr. Picon has also worked as a chief administrator for a major telecommunications firm.

William Spears: Mr. Spears, our co-founder along with Mr. Picon, has been our president and chief executive officer since June 2000 when Mr. Picon resigned. He has been one of our directors since our inception. He was our president from inception until June 1998, when he became our executive vice president, and our secretary from November 1999 until June 2000. He was a co-founder of the Virginia limited partnership formed on February 1, 1997 which is our predecessor. He has been in the comic book industry since 1989 when he created a comic book title which he published. In 1995, he opened a retail comic book specialty store in San Carlos, California and expanded onto the internet in 1996. Since 1982, he has owned and operated the Perfect Shirt & Sign Company, a promotional screen printing facility which in 1990 expanded into supplying computer accessories.

Philip Jacobson: Mr. Jacobson joined us as executive vice president in January 2000. From July 1999 to January 2000, he was the founder and president of a financial planning and partner marketing consulting firm called Network Conceptions LLC. From April 1998 to July 1999, he was director of business development for Apex Global Internet Services and from January 1984 to January 1998 he worked for MCI Communications managing a series of financial and marketing departments, with an emphasis on internet services and advanced products, most recently as Senior manager, partner marketing. Mr. Jacobson has a B.A. in Accounting from the University of Massachusetts and he is a certified public accountant. He is the husband of Kathryn Jacobson.

Kathryn T. Jacobson: Mrs. Jacobson has been our chief financial officer since November 1999 and she became secretary and treasurer in June 2000. Her background includes controllership, enterprise resource planning systems conversions, treasury functions, financing and acquisitions. From July 1998 to September 1999, she was Controller at Information Systems Support Inc. From October 1987 to July 1998, she worked at CACI Technologies, Inc., a division of CACI, Inc., formerly QuesTech, Inc., where she last held the position of director of accounting and financial reporting, managing that company's accounting and SEC reporting functions. Prior to joining CACI, she worked in various professional capacities in finance and accounting at Computer Sciences Corporation, and MCI Worldcom formerly MCI . Mrs. Jacobson is a certified public accountant and received her M.B.A. in finance and a masters in accounting from George Washington University. She is a member of the American Institute of Certified Public Accountants and the Institute of Management Accountants. She is the wife of Philip Jacobson.

J. Larry Hineline: Mr. Hineline has been one of our directors since January 1998. He was our secretary from June 1998 until November 1999. From 1978 to 1991 he was employed at U.S. Surgical, most recently as senior director of operations, a position he held for seven years. From 1991 to 1992, he was the vice- president of product operations for Joint Medical Products Corporation. Since October 1993 he has been the owner of JVR Systems Inc. and Bear Services Inc., computer and consulting companies, respectively. Since February 1997 he also has been the owner of DavDez Arts Inc., a publisher of comic books, short stories and graphic novels. Mr. Hineline received his undergraduate degree from Troy State University in 1976 and his M.B.A from California Coast University in 1999. He is currently working towards a Ph.D. in business administration.

Edward E. Kramer: Mr. Kramer has been one of our directors since October 1997. He has been in the comic book industry since 1987, when he became a co-owner of Titan Games and Comics, a position that he currently holds. Since 1992, Mr. Kramer also has been a technology associate at Metropolitan Regional Educational Service Agency, a division of the Georgia Department of Education, in Atlanta, Georgia. Mr. Kramer is also an award-winning writer and editor of nearly two dozen books in the science fiction and horror genres. He received his undergraduate degree in psychology from Emory University and a master's degree in administration and planning from Emory University School of Medicine.

Francis H. Yano: Mr. Yano has been one of our directors since February, 2000. Since April 1973 Mr. Yano has been an attorney in private practice. From 1984 to the present, Mr. Yano has been president, director and co-owner of TVF, Inc., a suntan lotion company in Honolulu, Hawaii. Mr. Yano received his B.A. in biology from the University of Hawaii and his J.D. from the University of Colorado Law School.

Michael A. Knoll: Mr. Knoll joined us in June 2000 as our vice president of business development and legal affairs. Mr. Knoll is our primary contact for shareholders, portfolio managers and analysts. He has 25 years of experience in the brokerage and financial services industry. From November 1993 to June 1995 he founded and served as chief executive officer and director of Asia Equity Inc., the U.S. subsidiary of Asia Equity Group, Hong Kong. From July 1995 until June 2000, Mr. Knoll was an attorney in private practice. Mr. Knoll received a BBA in Finance from the University of Toledo, and a J.D. from Loyola University of Chicago. He is admitted to practice law in New York State.

     (b)  Key employees:

Anneliese Chang: Ms. Chang, age 30, joined us in January 2000, as director of marketing. Ms. Chang is responsible for our sales and marketing. Prior to joining us Ms. Chang held a management position at Disney Consumer Products-Licensing, where she managed the product development for over 20 toy licensees on various Disney properties including Toy Story 2, Dinosaur, Mickey Mouse and Winnie the Pooh. From October 1997 to May 1999 Ms. Chang managed the execution of sales collateral materials for over 160 magazines and 60 events in the Creative Services Department at Emap Petersen, Inc., formerly The Petersen Publishing Company. From December 1995 to October 1997, she also coordinated trade shows and events for Variety, Inc. including Variety's ShowBiz Expo. Ms. Chang holds a B.S. in marketing and an M.P.A. in public administration from the University of Southern California.

Michael Smith: Mr. Smith, age 38, joined us in May 2000 as our corporate controller. From January 1999 to March 2000, Mr. Smith was accounting manager at Richmond American Homes, a top 10 national homebuilder. From October 1997 to November 1998, he was manager of financial reporting at First Centrum Corporation. He spent most of the period from December 1986 to September 1997 working as a certified public accountant at various firms, including Murray Johnson White; Holsinger Stemler Hook & Associates; Reznick, Fedder and Silverman; and Touche Ross & Company. Mr. Smith holds a B.S. in business administration in accounting from Duquesne University. He is a certified public accountant in the commonwealth of Virginia and is a member of the American Institute of Certified Public Accountants and the Virginia Society of Certified Public Accountants.

Executive compensation

     The following table summarizes the compensation for the fiscal year ended December 31, 1999 and the prior two fiscal years earned by or paid to our then chief executive officer. No other executive officer earned over $100,000 per year during those years.

                                          Annual compensation                         Awards
                                          -------------------                       securities
Name and                                                                            underlying
principal position           Year                  Salary         Bonus           Options(#)/SARS
------------------           ----                  ------         -----           ---------------

Sy R. Picon, CEO             1999                $103,955           $0               4,600,000
                             1998                 $58,231           $0                       0
                             1997                 $42,058           $0               2,285,000

                      Option/SAR grants in last fiscal year

                                                                   Individual grants
                          ------------------------------------------------------------------------------------------------------
                             Number of               % of Total
                             securities          options/SARS
                             underlying             granted to           Exercise or                               Market price
                          options/SARS              employees            base price            Expiration           on date of
Name                          granted (#)         in fiscal year         ($/share)                date             of grant ($)
----                      ----------------        ---------------      ------------         ---------------       -------------
Sy R. Picon                  1,000,000                 10%                 $0.51                01/03/10              $2.03
                             1,000,000                 10%                 $2.03                01/03/10              $2.03
                             2,600,000                 27%                 $1.23                12/31/12              $1.23


                 Certain relationships and related transactions

     Since December 31, 1998, we purchased approximately $93,250 worth of computer equipment and software from JVR Systems, of which our director J. Larry Hineline is president. To date we have paid $70,750 of the purchase price.

            Market for common equity and related stockholder matters

Market information

     Our common stock is listed on the Over-the-Counter Bulletin Board under the symbol "SYCD".

     The following table sets forth the range of high and low bid closing quotations for our common stock for each quarter within the last two fiscal years since quotation commenced. These quotes were provided by the National Quotation Bureau, Inc. and reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.


Period                                             Closing Bid
------                                             -----------
                                               High              Low
                                               ----              ---
October 13 (first
availability) through
December 31, 1998                              $.62             $.01

January 4 through
March 31, 1999                                  .56              .19


April 1 through
June 30, 1999                                   .73              .22

July 1 through
September 30, 1999                             2.40              .42

October 1 through
December 31, 1999                              2.69             1.19

January 3 through
March 31, 2000                                 2.91             1.44

Holders of Record

     As of June 27, 2000, there were 109 holders of record of our common stock.

Dividends

     Since our inception, we have not declared any dividends on our common stock and, since we currently intend to retain earnings for use in operations and the expansion of our business, we do not anticipate paying any cash dividends in the foreseeable future.

                             Principal shareholders

     The following table contains information regarding ownership of our common stock, which are our only voting securities, as of June 27, 2000 for:

     o    each person who beneficially owns more than 5% of our common stock,

     o    each of our directors and executive officers, and

     o    all of our directors and executive officers as a group.

     Unless otherwise indicated, we believe that the individuals listed below have the sole power to vote and dispose of the number of shares listed opposite their respective names.

                            Shares beneficially owned

Name and Address                       Office                          Shares owned          Percentage of class
----------------                       ------                          ------------          -------------------
Sy Robert Picon                        chairman of the                 4,938,634(1)                  27%
c/o SyCoNet.Com, Inc.                  board
9105C Owens Drive
Manassas, VA 20111

William Spears                         president, chief                3,118,372(2)                  17
c/o SyCoNet.Com, Inc.                  executive officer
9105C Owens Drive                      and director
Manassas, VA 20111

J. Larry Hineline                      director                          679,503(3)                   4
9266 Oak Hammock Lane
Jupiter, FL 33478

Edward E. Kramer                       director                          302,543(4)                   2
2480 Honeycomb Way
Duluth, GA 30096

Philip Jacobson                        executive                         123,000(5)                  (6)
9029 Edgepark Road                     vice president
Vienna, Virginia 22182

Kathryn Jacobson                       chief financial                   123,000(7)                  (6)
9029 Edgepark Road                     officer, secretary
Vienna, Virginia 22182                 and treasurer

Francis H. Yano                        director                          191,100(8)                   1
1466 Pule Place
Honolulu, HI 96816

Michael A. Knoll                       vice president, business          225,000(9)                   1
14 Eldridge Ave.                       development and
Ossining, NY 10562                     legal affairs

All officers and                                                       9,578,152                     45
directors as a group
(8 individuals)

Alliance Equities, Inc.                                                4,222,474(10)                 24
12147 N.W. 9th Drive
Coral Springs, FL 33071




----------

(1) Includes options to purchase 2,683,334 shares and 250,000 shares owned by Mr. Picon's wife, as to which he disclaims beneficial ownership.

(2)  Includes options to purchase 2,416,666 shares.

(3)  Includes options to purchase 28,750 shares.

(4) Includes options to purchase 258,750 shares and 13,793 shares owned by Dragon*com, Inc., of which Mr. Kramer is president and chief executive officer.

(5) Includes options to purchase 25,000 shares and includes options to purchase 62,500 shares owned by his wife Kathryn Jacobson, as to which Mr. Jacobson disclaims beneficial ownership.

(6)  Less than one percent.

(7) Includes options to purchase 62,500 shares and includes 35,500 shares and options to purchase 25,000 shares owned by her husband, Philip Jacobson, as to which Mrs. Jacobson disclaims beneficial ownership.

(8) Includes 1,750 shares owned by his son, 700 shares held by his daughter, and 6,900 shares held by his wife, as trustee for her mother, as to which Mr. Yano disclaims beneficial ownership. Also includes 6,250 shares issuable upon the exercise of common stock purchase warrants purchased in the January 2000 private placement offering and options to purchase 15,000 shares.

(9)  Consists of options to purchase 225,000 shares.

(10) Includes 2,152,482 shares that are issuable to Alliance under the funding agreement within the next 60 days.



                            Selling security holders

     The following table sets forth certain information, as of the date of this prospectus, with respect to the selling security holders and their shares of common stock covered by this prospectus.

     The table assumes that all shares which will be registered based on the filing of this prospectus will be sold. Except as we have described below, the selling security holders have never held any position or office with us or had any other material relationship with us.

     The shares listed in the table as owned by Philip Jacobson prior to the offering include options to purchase 25,000 shares and includes options to purchase 62,500 shares owned by his wife Kathryn Jacobson, as to which Mr. Jacobson disclaims beneficial ownership. The shares listed in the table as owned by William Spears prior to the offering include options to purchase 2,416,666 shares. The shares listed in the table as owned by Francis H. Yano prior to the offering include 1,750 shares owned by his son, 700 shares held by his daughter, and 6,900 shares held by his wife, as trustee for her mother, as to all of which he disclaims beneficial ownership. Also includes 6,250 shares issuable upon the exercise of common stock purchase warrants purchased in the January 2000 private placement offering, and options to purchase 15,000 shares.

                                                         Shares                                    Shares         Percentage
                                                         owned                                     owned          owned
                                                         before               Shares               after          after
Selling stockholder                                      offering             registered           offering       offering
-------------------                                      --------             ----------           --------       --------
Alliance Equities, Inc.                                 4,222,474           4,021,974             200,500            1%
Baldwin, Robert & Scott                                    35,000              30,000               5,000            *
Barrus, David K.                                           50,000              35,000              15,000            *
Culp, Paul                                                  1,000               1,000                   0            0
Davis, William M.                                          12,000              12,000                   0            0
Dinh, Karen                                                11,765              11,765                   0            0
Dragon*con, Inc.                                           13,793              13,793                   0            0
Fisk, Richard W. & Keelia                                  89,882               5,882              84,000            *
Flynn, William F.                                          11,765              11,765                   0            0
Foster, Jr., James H.                                      10,000              10,000                   0            0
Foster, Jr., James H. and Ellen G.                        110,000             110,000                   0            0
Freitag, Kim & Paul                                        27,000              20,000               7,000            *
Green, Stewart A.                                         250,000             250,000                   0            0
Gross, Douglas                                             10,000              10,000                   0            0
Gross, Norman                                              10,000              10,000                   0            0
Hawaii Transfer Co., Ltd.                                 125,000             125,000                   0            0
Hoang, Derek & Liane                                       11,765              11,765                   0            0
Hoang, Rex                                                 18,647              17,647               1,000            *
Henry, Camille M.                                          23,200              21,200               2,000            *
Impink, Diane                                              30,500              30,000                 500            *
Impink, Keith                                              13,300              13,000                 300            *
Jacobson, Philip A., executive vice-president             123,000              35,500              87,500            *
Kelly, John and Cheryl Lynn                                29,412              29,412                   0            0
Kostelis, Angeliki                                         70,000              70,000                   0            0
Levy, Randy                                                 3,000               3,000                   0            0
Lieberburg, Dr. Ivan                                      100,000              45,000              55,000            *
Loukas, Maria M.                                           81,000              50,000              31,000            *
Mylonakis, Anthony                                        154,950              70,000              84,950            *

Nakashima, Peter I.                                        93,750              93,750                   0            0
Odo, Grant K.                                              62,500              62,500                   0            0
Okumura, Elizabeth K.                                      62,500              62,500                   0            0
Okumura, Gordon A.                                         62,500              62,500                   0            0
Poon, Curtis & Mar, Kathryn                                27,973              23,529               4,444            *
Ross, Neil                                                  6,000               6,000                   0            0
Sanjoto, Suzie H.                                           5,882               5,882                   0            0
Shemaria, Barry                                            16,000              16,000                   0            0
Shiraki, Adrienne Y.                                       31,250              31,250                   0            0
Shiraki, Iwao W.                                           62,500              62,500                   0            0
Smith, Lawrence                                            10,000              10,000                   0            0
Sohn, Louis                                                75,000              50,000              25,000            *
Spears, William, president, chief executive             3,118,372               4,706           3,113,666           17
            officer and director
Takiguchi, Walter T.                                       62,500              62,500                   0            0
Thurlow, Simon Piers                                        1,562               1,562                   0            0
Tocci, Joseph M.                                           65,500              62,500               3,000            *
Waterfield, Jeffrey R.                                     35,000              15,000              20,000            *
Yano, Francis H., director                                191,100             151,250              39,850            *
Young, Mitchell E.                                        109,000              25,000              84,000            *
Zimmer, Sharon M.                                           1,000               1,000                   0            0

* Less than one percent.

     The selling shareholders, other than Keith Impink, Paul Culp, Dragon*con, Inc. and Alliance Equities, Inc. acquired registered shares through our November 1999 amd January 2000 private placement offerings, both of which were offered under the exemptions from registration under Sections 4(2) and 4(6) of the Securities Act of 1933 and Section 506 of Regulation D promulgated thereunder. The shares in the private placements were offered at a price of $.85 and $1.00 per share, respectively. The shares of investors in the January 2000 private placement offering include an aggregate of 181,562 shares issuable upon the exercise of common stock purchase warrants at a price of $1.00 per share until December 31, 2001.

     Pursuant to our funding agreement with Alliance Equities dated December 16, 1999 we received an initial loan of $500,000 upon our filing of our Form 10-SB registration statement with the SEC which we repaid at a 12% annual interest rate in June 2000 by issuing to it 1,269,492 shares of common stock. We also issued to it 600,000 shares upon the exercise of Alliance's related common stock purchase warrants. Alliance agreed to give us three other $500,000 payments on the effective date of this prospectus and on the 60th and 120th days thereafter. In consideration of each $500,000 payment we will issue to Alliance 2,152,482 shares of our common stock valued at $.70 each.

     The shares listed in the table as owned by Alliance prior to the offering include shares issued to and issuable to Alliance as repayment of our indebtedness under the funding agreement as well as shares that were issued upon exercise of the common stock purchase warrants.

     On October 6, 1999, as amended, we entered into a consulting agreement with Keith Impink in which Mr. Impink agreed to perform web design, consulting and graphics services in exchange for cash compensation and 13,000 shares of our common stock, all of which are being registered in this offering. In January 2000, Mr. Impink was hired by us as our creative designer and webmaster.

     In 1999, we entered into a consulting agreement with Paul Culp in which Mr. Culp performed consulting services on our "animedepot.com" website in exchange for cash compensation and 1,000 shares of our common stock.

     In March 2000 we entered into a sponsorship agreement with Dragon*con, Inc. in which we agreed to be the title sponsor of Dragon*con, a science fiction and popular arts convention, in exchange for cash and 13,793 shares of our common stock.

                           Description of securities

Authorized stock

     Our authorized capital stock consists of 85,000,000 shares of common stock, par value $.0001, and 1,000,000 shares of preferred stock, par value $.0001.

Common stock

     We currently have 15,516,140 shares of common stock outstanding. All outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

     Holders of common stock are entitled to receive dividends, when and if declared by the board of directors, out of funds legally available for that purpose and to share ratably in our net assets upon liquidation, after provision has been made for each class of stock, if any, having preference over the common stock.

     Holders of common stock are entitled to one vote per share on all matters requiring a vote of shareholders. Since the common stock does not have cumulative voting rights in electing directors, the holders of more than a majority of the outstanding shares of common stock voting for the election of directors can elect all of the directors whose terms expire that year, if they choose to do so.

     Holders of common stock do not have preemptive or other rights to subscribe for additional shares, nor are there any redemption or sinking fund provisions associated with the common stock.

Preferred stock

     We currently have no shares of preferred stock outstanding. However, our board of directors is authorized to issue all of our authorized shares of preferred stock in series and to establish from time to time the number of shares to be included in each series and to fix the designations, powers and other rights and preferences of the shares of each series as may be determined from time to time by our board of directors, as well as any qualifications, limitations or restrictions. Accordingly, our board of directors, without stockholder approval, may issue preferred stock with dividend, liquidation, conversion, voting, redemption or other rights which could adversely affect the voting power or other rights of the subscribers for our common stock. The preferred stock thus could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of us, which could have the effect of discouraging hostile bids for control of us in which stockholders may receive premiums for their shares of common stock or otherwise dilute the rights of holders of common stock and the market price of the common stock. Although we have no present intention to issue any shares of our preferred stock, we may do so in the future.

Warrants

     Each of the 181,562 warrants held by investors in the January 2000 private placement offering entitles the holder of record to purchase one share of our common stock at a price of $1.00 per share until December 31, 2001.

     The warrant held by Diversified Leasing, Inc. ("Diversified") entitles Diversified to purchase 94,554 shares of our common stock at a price of $1.21875. The warrant may not be exercised until after the closing price of our common stock shall have been equal to or greater than $10.00 for 15 consecutive trading days, and only until December 31, 2003.

     For both of the above warrants, the exercise price and the number of shares of common stock purchased upon the exercise of the warrants are subject to adjustment if events such as stock dividends, stock splits, combinations or reclassifications of the common stock occur. Additionally an adjustment would be made in the case of a reclassification or exchange of common stock, or if we were to consolidate or merge, in order to enable warrant holders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of common stock that might have been purchased upon the exercise of the warrant. A warrant holder may exercise by surrendering the warrant certificate to us, with the fully completed and executed subscription form, together with payment of the exercise price. The warrants may be exercised at any time in whole or in part at the applicable exercise price until the warrants expire. We will not issue fractional shares when the warrants are exercised.

     In June 2000, we agreed to grant a potential institutional investor a warrant to purchase 1,290,000 shares of our common stock, as compensation for its letter of intent to enter into a $20 million funding agreement. The potential investor would return the warrant to us if we give it timely notice of our rejection of the definitive funding agreement and related closing documents.

Delaware anti-takeover law

     We are subject to the General Corporation Law of the State of Delaware, including Section 203, an anti-takeover law enacted in 1988. In general, the law prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

     o prior to the date of the transaction, the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

     o upon becoming an interested stockholder, the stockholder then owns at least 85% of the voting securities, as defined in Section 203; or

     o after the date of the transaction, the business combination is approved by both the board of directors and the stockholders.

     Business combination generally is defined to include mergers, asset sales and certain other transactions with an interested stockholder. An interested stockholder generally is defined as a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of a corporation's voting stock. Although Section 203 permits us to elect not to be governed by its provisions, to date we have not made this election. As a result of the application of section 203, potential acquirers of the company may be discouraged from attempting to effect an acquisition transaction with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of their securities at above-market prices in these transactions.

Transfer agent

     The transfer agent and registrar for our stock is Interwest Transfer Company, Salt Lake City, Utah.

                         Shares eligible for future sale

     The future sale of a substantial number of shares of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for the common stock, if any. In addition, any future sale or perception of a future sale could make it more difficult for us to sell equity, or equity-related, securities in the future at a time and price that we deem appropriate.

     Upon completion of this offering, we will have 17,668,622 shares of common stock outstanding. Of that amount, 3,904,346 shares principally owned by our officers and directors are restricted securities within the meaning of Rule 144 under the Securities Act. These shares became eligible under Rule 144 for public sale on June 23, 2000. In addition an aggregate of 1,384,554 shares are or may be issuable under certain warrants and 10,488,500 shares under outstanding options.

     In general, under Rule 144, as currently in effect, a person, or persons whose sales are aggregated, who has beneficially owned restricted shares for at least a year is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

     Although we can't predict the effect, if any, that future sales of restricted securities under Rule 144 will have on the market price of our common stock, we expect that these sales could depress the market price and, consequently, limit our ability to raise additional capital through an offering of our equity securities.

                              Plan of distribution

     We have been advised by the selling security holders that they may sell their shares of common stock from time to time directly to purchasers in privately negotiated transactions or, from time to time, they may offer the shares for sale in the over-the-counter market through or to securities brokers or dealers that may receive compensation in the form of discounts, concessions or commissions from the selling security holders. We will not receive any of the proceeds from the sale of our common stock by the selling security holders. The selling security holders, and any dealers or brokers that participate in the distribution of the shares of common stock, may be deemed to be "underwriters" as that term is defined by the Securities Act, and any profit on the sale of shares of common stock by them, and any discounts, commissions, or concessions received by any such dealers or brokers, may be deemed to be underwriting discounts and commissions under the Securities Act.

     We are paying the costs, expenses and fees of registering the shares offered by the selling security holders, not including any brokerage commissions or similar selling expenses related to the sale of the shares of the common stock. The selling security holders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time. We can't assure you that all or any of the shares offered in this prospectus will be sold by the selling security holders.

                                  Legal Matters

     The legality of our common stock has been passed upon on our behalf by Hofheimer Gartlir & Gross, LLP, New York, New York (the "Firm"). The Firm and its individual partners own an aggregate of 46,000 shares of our common stock.

                                     Experts

     Our financial statements for the three months ended March 31, 2000, and for each of the fiscal years ended December 31, 1999, 1998, and 1997 appearing in this prospectus and elsewhere in the registration statement have been included in reliance on the reports of Yount Hyde & Barbour, P.C., Winchester, Virginia, our independent auditors, and on the authority of that firm as experts in accounting and auditing.

                         Limited liability of directors

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities - other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding - is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     As permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "DGCL"), article tenth of our certificate of incorporation provides that our directors can't be held liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director other than (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

     Section 145 of the DGCL provides that a corporation may, under certain circumstances, indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement, provided that these expenses have been actually and reasonably incurred by the directors and officers by reason of their capacity as such. Article tenth of our certificate of incorporation requires us to indemnify, to the fullest extent permitted by the DGCL, as amended from time to time, any person who is, was, or has agreed to become a director or officer of the company against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person.

                          INDEX TO FINANCIAL STATEMENTS

Balance Sheets as of March 31, 2000 (unaudited) and December 31,1999               F-1

Statements of Operations for the quarters ended March 31, 2000 and
   1999 (unaudited)                                                                F-2

Statements of Cash Flows for the quarters ended March 31, 2000 and 1999            F-3
   (unaudited)

Notes to Unaudited Financial Statements                                            F-4


Report of Independent Auditors                                                     F-7

Balance Sheets as of December 31, 1999 and 1998                                    F-8

Statements  of Operations for the years ended December 31, 1999 and 1998, and for the period from January 15, 1997 (date of inception) to
   December 31, 1997                                                               F-9

Statements  of Stockholders' Equity for the years ended December 31, 1999 and
   1998 and for the period from January 15, 1997 (date of inception)
   to December 31, 1997                                                            F-10

Statements  of Cash Flows for the years ended December 31, 1999 and 1998 and for the period from January 15, 1997 (date of inception) to
   December 31, 1997                                                               F-11

Notes to Financial Statements                                                      F-12

                                SYCONET.COM, INC.

                                 Balance Sheets
                      March 31, 2000 and December 31, 1999


                                                                                                March 31,          December 31,
                                                                                                  2000                1999
                                                                                               -----------         -----------
                                                                                               Unaudited
Assets

Current Assets

          Cash and cash equivalents                                                            $   410,377         $   587,559

          Accounts receivable,  net of allowance for
               doubtful accounts of $15,000 at March 31, 2000 and
               December 31, 1999, respectively                                                      51,373              63,233
          Due from officers                                                                           --                65,000
          Prepaid expenses                                                                          21,924               4,324
          Inventories                                                                              578,318             352,176
          Other current assets                                                                        --                 1,930
                                                                                               -----------         -----------

               Total current assets                                                            $ 1,061, 992        $ 1,074,222
                                                                                               -----------         -----------

     Property and Equipment, at cost                                                           $   258,257         $    84,869
          Less accumulated depreciation                                                            (25,951)            (12,679)
                                                                                               -----------         -----------

               Total property and equipment                                                    $   232,306         $    72,190
                                                                                               -----------         -----------


     Other Assets                                                                              $    38,775         $     5,000
                                                                                               -----------         -----------
               Total assets                                                                    $ 1,333,073         $ 1,151,412
                                                                                               ===========         ===========

          Liabilities and Stockholders' Equity

     Current Liabilities

          Current maturities of long-term debt                                                 $   529,153         $    31,974

          Accounts payable and accrued expenses                                                $ 1,097,882           1,020,428

          Stock subscriptions refund payable                                                   $    22,500              22,500
                                                                                               -----------         -----------

               Total current liabilities                                                       $ 1,649,535         $ 1,074,902
                                                                                               -----------         -----------

     Long-Term Debt, less current maturities                                                   $      --           $      --
                                                                                               -----------         -----------

               Total liabilities                                                               $ 1,649,535         $ 1,074,902
                                                                                               -----------         -----------


     Stockholders' Equity (Deficit)

          Preferred stock, authorized, 500,000 shares; no shares
               outstanding                                                                     $      --           $     --
          Common stock, $0.0001 par value, authorized 14,500,000
               shares in 2000 and 1999; issued and outstanding 12,834,958
               and 11,795,429 shares in 2000 and 1999, respectively                                  1,271               1,180

          Additional paid-in capital                                                             7,977,576           7,245,967
          Deferred compensation                                                                   (594,400)           (721,900)
          Retained earnings (deficit)                                                           (7,700,909)         (6,448,737)
                                                                                               -----------         -----------

               Total stockholders' equity (deficit)                                            $  (316,462)        $    76,510
                                                                                               -----------         -----------

               Total liabilities and stockholders' equity (deficit)                            $ 1,333,073         $ 1,151,412
                                                                                               ===========         ===========

                  See Notes to Unaudited Financial Statements.

                                SYCONET.COM, INC.

                            Statements of Operations
           For the Quarters Ended March 31, 2000 and 1999 (unaudited)

                                                                            March 31                  March 31
                                                                              2000                      1999
                                                                          ------------              ------------
Net sales                                                                 $    236,806              $    190,565
Cost of goods sold                                                             143,648                   142,351
                                                                          ------------              ------------
          Gross profit                                                    $     93,158              $     48,214

Operating expenses:
     Selling, general and
         administrative expenses                                             1,337,880                   204,193
                                                                          ------------              ------------
          Operating (loss)                                                $ (1,244,722)             $   (155,979)

Nonoperating expense, net                                                        7,449                       706
                                                                          ------------              ------------

          Net (loss)                                                      $ (1,252,171)             $   (156,685)
                                                                          ============              ============

Loss per common share, basic and diluted                                  $      (0.10)             $      (0.02)
                                                                          ============              ============

Weighted average shares outstanding, basic and diluted                      12,517,087                 7,791,798
                                                                          ============              ============

                  See Notes to Unaudited Financial Statements.

                                SYCONET.COM, INC

                            Statements of Cash Flows
                             For the Quarters Ended
                       March 31, 2000 and 1999 (unaudited)

                                                                      March 31         March 31
                                                                        2000             1999
Cash Flows From Operating Activities
    Net loss                                                         $(1,252,171)   $  (156,685)
    Adjustments to reconcile net loss to net cash
     (used in) operating activities:
     Depreciation                                                         13,272          1,419
     Amortization of deferred compensation
        related to stock options                                         127,500           --
     Change in assets and liabilities
      (Increase) decrease in accounts receivable                          11,860        (14,055)
      (Increase) in prepaid expenses                                     (17,600)          --
      (Increase) in inventory                                           (226,142)      (142,842)
      (Increase) in other assets                                         (31,845)          --
      Increase (decrease) in accounts payable and accrued expenses        77,454        (16,406)
                                                                     -----------    -----------
              Net cash (used in) operating activities                $(1,297,672)   $  (328,569)
                                                                     -----------    -----------

Cash Flows From Investing Activities
    purchase of property and equipment                               $  (173,388)   $      --
                                                                     -----------    -----------
Cash Flows From Financing Activities
    Proceeds from issuance of stock                                  $   731,700    $   380,000
    Short-term loans from officers                                          --          (10,000)
    Short-term loans to employees                                         65,000            600
    Proceeds from Other Financing                                        500,000           --
    Principal payments on long-term debt                                  (2,822)        (2,008)
                                                                     -----------    -----------
              Net cash provided by financing activities              $ 1,293,878    $   368,592
                                                                     -----------    -----------

              Increase (decrease) in cash and cash
                equivalents                                          $  (177,182)   $    40,023

Cash and Cash Equivalents
    Beginning                                                            587,559         20,676
                                                                     -----------    -----------
    Ending                                                           $   410,377    $    60,669
                                                                     ===========    ===========
Supplement Disclosures of Cash Flow Information,
    cash payments for interest                                       $       334    $       491
                                                                     ===========    ===========

See Notes to Unaudited Financial Statements.

NOTE 1 - ACCOUNTING POLICIES

Unaudited Interim Financial Information

Syconet.com, Inc. ("the Company") has prepared its consolidated financial statements as of March 31, 2000 in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC"). These statements are unaudited and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments and accruals) necessary to present fairly the financial condition and results of operations for the periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such SEC rules and regulations. Operating results for the quarter ended March 31, 2000 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2000. These consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes included in the Company's Form 10SB Registration Statement declared effective March 25, 2000.

CASH AND CASH EQUIVALENTS

     All highly liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents and are carried at cost plus accrued interest, which approximates fair value.

ACCOUNTS RECEIVABLE

     Accounts receivable are shown net of related allowance for doubtful accounts. The allowance for doubtful accounts remained at $15,000 as of March 31, 2000 and December 31, 1999.

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories consisted of goods, primarily anime videos, purchased for redistribution.

PROPERTY AND EQUIPMENT

     Property and equipment, principally computer hardware and software, are stated at historical cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense. Depreciation is provided using the straight-line method over a three to five-year estimated life. Depreciation expense totaled $ 13,272 and $ 1,419 for the quarters ended March 31, 2000 and 1999, respectively.

LOSS PER SHARE

     Loss per share is computed on the weighted average number of shares outstanding and excludes any dilutive effects of options, warrants and convertible securities. Common equivalent shares are excluded from the computation if their effect is antidilutive.

REVENUE RECOGNITION

     Sales are recorded net of discounts, which range from 28% to 50% versus manufacturer's suggested retail price (MSRP). Generally, web-based consumer purchases are non-returnable, except for damaged products. For retailers, the right of return is granted in exchange for a cash refund or merchandise exchange contingent upon receipt of the returned inventory on a case-by-base basis. Retailer returns are subject to a 15% restocking fee.

ADVERTISING COSTS

Advertising costs are expensed as incurred.

INCOME TAXES

     Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of asset and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -- COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

     From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business, including contract terminations, employment related claims and claims of alleged infringement of trademarks, copyrights and other intellectual property rights. The Company currently is not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, prospects, financial condition and operating results.

                         REPORT OF INDEPENDENT AUDITORS




To the Board of Directors
Syconet.com, Inc.
Manassas, Virginia


     We have audited the accompanying balance sheets of Syconet.com, Inc. as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998 and for the period from January 15, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Syconet.com, Inc. as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and for the period from January 15, 1997 (date of inception) to December 31, 1997 in conformity with generally accepted accounting principles.




YOUNT, HYDE & BARBOUR, P.C.
Winchester, Virginia
March 14, 2000

                                SYCONET.COM, INC.

                                 Balance Sheets
                           December 31, 1999 and 1998

                                                                             December 31,
                                                                       --------------------------
Assets                                                                    1999           1998
                                                                       -----------    -----------
Current Assets
     Cash and cash equivalents                                         $   587,559    $    20,676
     Accounts receivable, net of allowance for
          doubtful accounts of $15,000 and $8,202 at
          December 31, 1999 and 1998, respectively                          63,233         40,506
     Due from employee                                                          --          2,000
     Due from officers                                                      65,000             --
     Prepaid expenses                                                        4,324             --
     Inventories                                                           352,176        167,507
     Other current assets                                                    1,930             --
                                                                       -----------    -----------
          Total current assets                                         $ 1,074,222    $   230,689
                                                                       -----------    -----------

Property and Equipment, at cost                                        $    84,869    $    25,703
     Less accumulated depreciation                                         (12,679)        (5,475)
                                                                       -----------    -----------
          Total property and equipment                                 $    72,190    $    20,228
                                                                       -----------    -----------

Other Assets                                                           $     5,000    $     5,000
                                                                       -----------    -----------

          Total assets                                                 $ 1,151,412    $   255,917
                                                                       ===========    ===========

Liabilities and Stockholders' Equity

Current Liabilities
     Current maturities of long-term debt                              $    31,974    $    22,483
     Accounts payable and accrued expenses                               1,020,428        301,302
     Stock subscriptions refund payable                                     22,500         22,500
     Loans from officers                                                        --         10,000
                                                                       -----------    -----------
          Total current liabilities                                    $ 1,074,902    $   356,285

Long-Term Debt, less current maturities                                         --         15,858
                                                                       -----------    -----------
          Total liabilities                                            $ 1,074,902    $   372,143
                                                                       -----------    -----------

Stockholders' Equity
     Preferred stock, authorized, 500,000 shares; no shares
          outstanding                                                  $        --    $        --
     Common stock, $0.0001 par value, authorized 14,500,000
          shares in 1999 and 1998; issued and outstanding 11,795,429
          and 6,500,053 shares in 1999 and 1998, respectively                1,180            650
     Additional paid-in capital                                          7,245,967      1,033,888
     Deferred compensation                                                (721,900)            --
     Retained earnings (deficit)                                        (6,448,737)    (1,150,764)
                                                                       -----------    -----------
          Total stockholders' equity (deficit)                         $    76,510    $  (116,226)
                                                                       -----------    -----------

          Total liabilities and stockholders' equity (deficit)         $ 1,151,412    $   255,917
                                                                       ===========    ===========


See Notes to Financial Statements.

                                SYCONET.COM, INC.

                            Statements of Operations
               For the Years Ended December 31, 1999 and 1998 and
            for the Period from January 15, 1997 (Date of Inception)
                              to December 31, 1997

                                                                                       Period from
                                                                                     January 15, 1997
                                                         Year Ended    Year Ended   (Date of Inception)
                                                         December 31,  December 31,   to December 31,
                                                            1999           1998           1997
                                                         -----------    -----------    -----------
Net sales                                                $ 1,153,536    $   625,955    $   174,880

Cost of goods sold                                           851,478        512,024        246,222
                                                         -----------    -----------    -----------

          Gross profit (loss)                            $   302,058    $   113,931    $   (71,342)

Operating expenses:
     Selling, general and administrative expenses          5,599,437        771,395        415,971
                                                         -----------    -----------    -----------

          Operating (loss)                               $(5,297,379)   $  (657,464)   $  (487,313)

Nonoperating expense, net                                       (594)        (3,565)        (2,422)
                                                         -----------    -----------    -----------

          Net (loss)                                     $(5,297,973)   $  (661,029)   $  (489,735)
                                                         ===========    ===========    ===========

Loss per common share, basic and diluted                 $     (0.55)   $     (0.12)   $     (0.10)
                                                         ===========    ===========    ===========

Weighted average shares outstanding, basic and diluted     9,682,754      5,625,507      5,153,058
                                                         ===========    ===========    ===========


See Notes to Financial Statements.

                                SYCONET.COM, INC.

                       Statements of Stockholders' Equity
               For the Years Ended December 31, 1999 and 1998 and
              the Period from January 15, 1997 (Date of Inception)
                              to December 31, 1997

                                                                  Additional                    Retained
                                                      Common        Paid-In      Deferred       Earnings
                                                       Stock        Capital    Compensation     (Deficit)
                                                    -----------   -----------  ------------    -----------
Balance, January 15, 1997 (date of inception)       $        --   $        --   $        --    $        --
     Net (loss)                                              --            --            --       (489,735)
     Issuance of 5,153,053 shares of common stock           515       511,273            --             --
                                                    -----------   -----------   -----------    -----------
Balance, December 31, 1997                          $       515   $   511,273   $        --    $  (489,735)
     Net (loss)                                              --            --            --       (661,029)
     Issuance of 1,347,000 shares of common stock           135       522,615            --             --
                                                    -----------   -----------   -----------    -----------
Balance, December 31, 1998                          $       650   $ 1,033,888   $        --    $(1,150,764)
     Net (loss)                                              --            --            --     (5,297,973)
     Issuance of 5,290,376 shares of common stock           529     1,643,915            --             --
     Exercise of 5,000 common stock options                   1           250            --             --
     Deferred compensation related
      to common stock options                                --     4,567,914    (4,567,914)            --
     Amortization of deferred compensation
       related to common stock options                       --            --     3,846,014             --
                                                    -----------   -----------   -----------    -----------
Balance, December 31, 1999                          $     1,180   $ 7,245,967   $  (721,900)   $(6,448,737)
                                                    ===========   ===========   ===========    ===========


See Notes to Financial Statements.

                                SYCONET.COM, INC.

                            Statements of Cash Flows
               For the Years Ended December 31, 1999 and 1998 and
              the Period from January 15, 1997 (Date of Inception)
                              to December 31, 1997

                                                                                                                Period from
                                                                                                              January 15, 1997
                                                                          Year Ended         Year Ended     (Date of Inception)
                                                                         December 31,        December 31,     to December 31,
                                                                             1999                1998              1997
                                                                        ---------------    ---------------    ---------------
Cash Flows From Operating Activities
     Net loss                                                           $    (5,297,973)   $      (661,029)   $      (489,735)
     Adjustments to reconcile net loss to net cash
          (used in) operating activities:
               Depreciation                                                       7,204              4,552                923
               Amortization of deferred compensation
                 related to stock options                                     3,846,014                 --                 --
               Changes in assets and liabilities:
                    (Increase) in accounts receivable                           (22,727)           (22,494)           (18,012)
                    (Increase) decrease in prepaid expenses                      (4,324)             5,000             (5,000)
                    (Increase) in inventory                                    (184,669)          (167,507)                --
                    (Increase) in other assets                                   (1,930)                --             (5,000)
                    Increase in accounts payable and accrued expenses           719,126            232,401             68,901
                    Increase in stock subscription refund payable                    --             22,500                 --
                                                                        ---------------    ---------------    ---------------
                         Net cash (used in) operating activities        $      (939,279)   $      (586,577)   $      (447,923)
                                                                        ---------------    ---------------    ---------------

Cash Flows From Investing Activities,
     purchase of property and equipment                                 $       (59,166)   $       (16,473)   $        (9,230)
                                                                        ---------------    ---------------    ---------------

Cash Flows From Financing Activities
     Proceeds from issuance of stock                                    $     1,644,695    $       522,750    $       511,788
     Short-term loans from officers                                             (10,000)            10,000                 --
     Short-term loans to officers                                               (65,000)                --                 --
     Short-term loans to employees                                                2,000             (2,000)                --
     Proceeds from long-term borrowing                                               --                 --             50,000
     Principal payments on long-term debt                                        (6,367)           (10,289)            (1,370)
                                                                        ---------------    ---------------    ---------------
                         Net cash provided by financing activities      $     1,565,328    $       520,461    $       560,418
                                                                        ---------------    ---------------    ---------------

                         Increase (decrease) in cash and cash
                              equivalents                               $       566,883    $       (82,589)   $       103,265

Cash and Cash Equivalents
     Beginning                                                                   20,676            103,265                 --
                                                                        ---------------    ---------------    ---------------

     Ending                                                             $       587,559    $        20,676    $       103,265
                                                                        ===============    ===============    ===============

Supplemental Disclosures of Cash Flow Information,
     cash payments for interest                                         $         1,173    $         2,712    $         1,630
                                                                        ===============    ===============    ===============


See Notes to Financial Statements.

                                SYCONET.COM, INC.

                          Notes to Financial Statements


Note 1.   Nature of Business and Significant Accounting Policies

          From January 15, 1997, date of inception, to February 1, 1997, the Corporation operated as a general partnership between Sy Robert Picon, Chairman of the Board of SyCoNet.Com, Inc. ("SyCoNet" or the "Corporation"), and William Spears, President and Chief Executive Officer of SyCoNet. From February 1, 1997 to June 30, 1997, the Corporation operated as a limited partnership which included nine separate partners and on June 30, 1997, the Corporation was incorporated in the State of Delaware under the name Syco Comics & Distribution. The Corporation changed its name in early 1999 to Syconet.com, Inc.

          From the date of inception to December 31, 1997, the Corporation primarily operated as a distributor of comic books, trading cards and collectible toys to independent retailers nationwide. Subsequent to 1997, the Corporation replaced the distribution of comic books with the distribution of Japanese anime videos. Sales are made in the United States and internationally through several websites on the internet, the publication of a catalog and attendance at conventions across the United States.

          A summary of the Corporation's accounting policies are as follows:

               Cash and Cash Equivalents

                    For purposes of reporting the statements of cash flows, the Corporation includes all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents. Certificates of deposit, regardless of maturities, are included as cash and cash equivalents on the accompanying balance sheets.

               Accounts Receivable

                    Accounts receivable are shown net of related allowance for doubtful accounts. The allowance for doubtful accounts is $15,000 and $8,202 for December 31, 1999 and 1998,
                    respectively.

               Inventories

                    Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories at December 31, 1999 and 1998 consisted of goods, primarily anime videos, purchased for redistribution.

                          Notes to Financial Statements


               Property and Equipment

                    Property and equipment, principally computer hardware and software, are stated at historical cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense. Depreciation is provided using the straight-line method over a three to five-year estimated life. Depreciation expense totaled $7,204, $4,552 and $923 for the years ended December 31, 1999 and 1998 and the period from January 15, 1997, date of inception, through December 31, 1997, respectively.

               Earnings Per Share

                    Per Financial Accounting Standards Board Statement No. 128, "Earnings Per Share," basic earnings per share is computed on the weighted average number of shares outstanding and excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is computed in a manner similar to basic EPS, except for certain adjustments to the numerator and the denominator. Diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. Dilution reduces EPS and results from the assumption that convertible securities were converted, that options or warrants were exercised, or that other shares were issued upon the satisfaction of certain conditions. Common equivalent shares are excluded from the computation if their effect is antidilutive.

               Revenue Recognition

                    The Corporation recognizes revenue from product sales, net of any discounts which range from 28% to 50%, when the products are shipped to customers. Outbound shipping and handling charges are included in net sales. The Corporation provides an allowance for sales returns, which has been insignificant, based on historical experience.

               Advertising Costs

                    Advertising costs are expensed as incurred. Advertising costs were $72,762, $17,030 and $12,012 for the years ended December 31, 1999 and 1998 and the period from January 15, 1997, date of inception, through December 31, 1997, respectively.

                    The Corporation has also entered into certain advertising agreements, which include fixed fees through 2000. The costs associated with these agreements are recognized on a systematic basis over the term of the related agreements as services are received.

                          Notes to Financial Statements


               Software Development Costs

                    In accordance with Statement of Position No. 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use," the Corporation capitalizes software development costs in the application development stage of the software development project. To date, all of the Corporation's costs for research and development of software development have been expensed as incurred since the amount of software development costs incurred subsequent to the preliminary product stage has been immaterial.

               Income Taxes

                    Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of asset and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

               Use of Estimates

                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note 2.   Accounts Payable and Accrued Expenses

          The Corporation's accounts payable and accrued expenses consist of the following:

                                                       December 31,
                                                ---------------------------
                                                   1999             1998
                                                ----------       ----------

     Accounts payable                           $  330,151       $  160,686
     Professional services                         461,103           54,813
     Salaries                                      123,480            1,630
     Payroll taxes                                  74,052           82,368
     Other                                          31,642            1,805
                                                ----------       ----------
                                                $1,020,428       $  301,302
                                                ==========       ==========

                          Notes to Financial Statements


Note 3.   Long-Term Debt

          The Corporation's long-term debt is as follows:

                                                            December 31,
                                                        -------------------
                                                          1999        1998
                                                        -------     -------
     Note payable, due in monthly
          installments of $1,517, interest
          at 9.25%, uncollateralized,
          due September 2000                            $31,975     $38,341
     Less current maturities                             31,975      22,483
                                                        -------     -------
                                                        $    --     $15,858
                                                        =======     =======

          Aggregate maturities of long-term debt due in 2000 are $31,975.


Note 4.   Payroll Taxes Payable

          During 1997 and the first three quarters of 1998, the Corporation was in compliance with payroll tax reporting requirements but was not able to remit the related tax amounts. Consequently, the Corporation entered into an installment payment agreement with the IRS and began making payments to cover the back taxes and penalties. The payroll tax liability was $64,768, plus penalties and interest of $17,600 at December 31, 1998. The Corporation paid off its back taxes in 1999, and is now current with its payroll tax obligations.

Note 5.   Credit Risk

          The Corporation maintains its cash accounts and certificates of deposit at various commercial banks. At December 31, 1999 and 1998, all deposits were covered by the FDIC.

Note 6.   Related Party Transactions

          The amounts due from employees and loans due to stockholders represent short-term cash advances. At December 31, 1998, the Corporation had $2,000 due from an employee and $10,000 due to officers, which were collected and remitted in 1999, respectively. At December 31, 1999, the Corporation had $65,000 due from an officer, which was collected in early 2000.

                          Notes to Financial Statements


Note 7.   Loss Per Share

          The effect on weighted average number of shares of diluted potential common stock are not included in the computation if their inclusion would have an antidilutive effect (reduce the loss per common share) applicable to the loss from operations for the years ended December 31, 1999 and 1998 and the period from January 15, 1997, date of inception, through December 31, 1997.

          Options  of  14,916,000,  5,471,000  and  5,400,000  shares  were  not included in computing loss per share assuming dilution for the years ended December 31, 1999 and 1998 and the period from January 15, 1997, date of inception, through December 31, 1997, respectively, because their effects were antidilutive. The potential common stock did not have an effect on net loss.

Note 8.   Stock Options

          The Corporation authorized the grant of 3,320,000 non-qualified and 6,130,000 qualified stock options in 1999, 86,000 non-qualified stock options in 1998 and 5,400,000 non-qualified stock options in 1997 to key employees or directors of the Corporation. The vesting period ranges from one month to three years for the options granted in 1999, immediately to one year for those granted in 1998 and immediately for all stock options granted in 1997. Financial Accounting Standards Board ("SFAS") Statement No. 123, "Accounting for Stock Based Compensation," provides for a fair value method of accounting for employee options and measures compensation expense using an option valuation model that takes into account, as of the grant date, the exercise price and expected life of the options, the current price of the underlying stock, and the risk-free interest rate for the expected term of the option. The Corporation has elected to continue accounting for employee stock-based compensation under Accounting Principles Board Opinion ("APB") No. 25 and related interpretations, which generally requires that compensation cost be recognized for the difference, if any, between the quoted market price of the stock and the amount an employee must pay to acquire the stock.

          The Corporation recorded aggregate deferred compensation of $4,567,914 in 1999. The amount represents the difference between the grant price and the deemed fair value of the Corporation's common stock for shares subject to options granted in 1999. The amortization of deferred compensation will be charged to operations over the vesting period of the options, which range from one month to three years. Total amortization recognized was $3,846,014 for the year ended December 31, 1999. The underlying stock options were granted in the fourth quarter of 1999 and substantially vested as of year end. Under APB No. 25, because the exercise price of all outstanding options was equal to or greater than the fair value of the underlying stock on the date of grant, no compensation expense was recognized during the year ended December 31, 1998 and for the period from January 15, 1997 to December 31, 1997.

                          Notes to Financial Statements


          If the fair value method of accounting for stock options under SFAS 123 had been applied there would have been no expense relating to the stock options for 1998 and 1997 since there was no determinable fair value for the related stock at the grant date of the stock options. Net income would have been reduced in 1999 as follows:

                                                                  1999
                                                               -----------
     Net loss
          As reported                                          $(5,297,973)
          Pro forma                                             (8,511,679)


          In determining the pro forma amounts above, the fair value of each employee-related grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1999: Price volatility of 85%, risk-free interest rate of 6.5%, dividend rate of 0% and expected lives of 7 years. Loss per share would remain unchanged in 1999 because including the stock options would have an antidilutive effect.

          A summary of the status of the outstanding options at December 31, 1999, 1998 and 1997 and changes during the periods ended on those dates is as follows:

                                           December 31, 1999                December 31, 1998                December 31, 1997
                                      -----------------------------    ----------------------------     ----------------------------
                                                      Weighted                           Weighted                         Weighted
                                                       Average                           Average                          Average
                                                      Exercise                           Exercise                         Exercise
                                        Shares          Price            Shares           Price           Shares           Price
                                      ----------     -------------     ----------     -------------     ----------     -------------
Outstanding at beginning
     of year                           5,471,000     $        0.01      5,400,000     $        0.01             --     $          --
Granted                                9,450,000              1.16         86,000              0.03      5,400,000              0.01
Exercised                                  5,000              0.05         15,000              0.01             --                --
                                      ----------                       ----------                       ----------
Outstanding at end of year            14,916,000                        5,471,000                        5,400,000              0.01
                                      ==========                       ==========                       ==========
Exercisable at end of year             5,916,000                        5,446,000                        5,400,000


          The weighted-average fair value of options granted during the year ended December 31, 1999 was $1.18 and $1.76 for options granted at fair market value and for options granted at below fair market value, respectively. The weighted-average exercise price of options granted during the year ended December 31, 1999 was $1.49 and $0.53 for options granted at fair market value and for options granted at below fair market value, respectively.

                          Notes to Financial Statements


          The following table summarizes information about options outstanding at December 31, 1999:

                                          Options Outstanding                          Options Exercisable
                        -----------------------------------------------------   -----------------------------------
                                              Weighted-
                                               Average          Weighted                                Weighted
                                              Remaining          Average                                Average
      Range of               Number          Contractual        Exercise             Number             Exercise
   Exercise Prices        Outstanding           Life              Price            Outstanding           Price
----------------------  -----------------  ----------------  ----------------   ------------------    -------------
 $0.01 - 0.50                 5,466,000              3.41            $ 0.01            5,466,000           $ 0.01
  0.51 - 2.03                 9,450,000              9.92              0.16              450,000             0.51
                             ----------                                                ---------
                             14,916,000                                                5,916,000
                             ==========                                                =========


Note 9.   Operating Leases

          The Corporation leases certain office equipment and automobiles under various operating leases. Scheduled payments under these leases are as follows:

          Year ended December 31,
                   2000                                        $ 14,680
                   2001                                           7,152
                   2002                                           3,037
                                                               --------
                                                               $ 24,869
                                                               ========

          The total rental expense included in the statements of operations for the years ended December 31, 1999 and 1998 and the period from January 15, 1997, date of inception, through December 31, 1997 was $50,566, $53,314 and $8,857, respectively.


Note 10.  Income Tax Matters

          Net deferred tax assets consist of the following components as of December 31, 1999 and 1998:


                                                  1999           1998
                                             ---------      ---------
          Deferred tax assets:
               Loss carryforwards            $ 867,000      $ 377,400

               Less valuation allowance       (867,000)      (377,400)
                                             ---------      ---------
                                             $      --      $      --
                                             =========      =========

                          Notes to Financial Statements


          During the years ended December 31, 1999 and 1998, the Corporation recorded a valuation allowance of $867,000 and $377,400 on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. There was no other activity in the valuation allowance account during 1999 or 1998.

          Loss carryforwards for tax purposes as of December 31, 1999 have the following expiration dates:

          Expiration Date                                          Amount
          ---------------                                        -----------
               2017                                              $   480,000
               2018                                                  630,000
               2019                                                1,440,000
                                                                 -----------
                                                                 $ 2,550,000
                                                                 ===========

          The income tax provision is less than would be obtained by applying the statutory Federal corporate income tax rate to pre-tax accounting income as a result of the following items:

                                                                                    Period from
                                                                                    January 15,
                                                                                       1997
                                                                                      through
                                                     Years Ended December 31,       December 31,
                                                      1999             1998            1997
                                                  -----------      -----------      -----------
          Income tax (benefit) computed at
               federal statutory rates            $(1,801,311)     $  (224,750)     $  (166,510)
          Increase (decrease) in income taxes
               resulting from:
                    Nondeductible stock-based
                         compensation expense       1,307,645               --               --
                    Valuation allowance               499,600          214,200          163,200
                    Other                              (5,934)          10,550            3,310
                                                  -----------      -----------      -----------
                                                  $        --      $        --      $        --
                                                  ===========      ===========      ===========

                          Notes to Financial Statements


Note 11.  Commitments and Contingencies

          The Corporation entered into a consulting agreement in early 1999, which specified both payments of cash and the issuance of common stock of the Corporation. The stock was not issued in 1999, and subsequently, the two parties have agreed to a payment of 137,500 shares of the Corporation's common stock in 2000.

          The Corporation entered into various advertising contracts in late 1999 and early 2000 which commit the Corporation to expenses of $316,906 in 2000.

Note 12.  Subsequent Events

          Additional Sources of Capital

               The Corporation has funded its operations primarily through private equity financing pursuant to Regulation D, which is a limited offer and sale of securities without registration under the Securities Act of 1933. Additional funds were raised through various private placements through March 2000 totaling in excess of $450,000.

          New Line of Credit

               The Corporation has signed a Letter of Intent for a $5 million line of credit with a venture capital firm that has funded numerous emerging growth companies. The Letter of Intent expires at the end of 2000.

          Funding Agreement

               The Corporation entered into a $2 million funding agreement with a venture capital firm in late 1999. The funding will occur in four separate installments in 2000 and is contingent upon the Corporation meeting certain filing deadlines. The Corporation received $500,000 in early 2000. The obligations bear interest at 12% per annum and are repayable in shares of common stock equal to the principal plus interest accrued to the payment date.

          Lease Commitments

               The Corporation has entered into three new lease commitments in early 2000 for the rental of office and warehouse space. The lease commitments over the next six years are: 2000, $266,175; 2001, $296,349; 2002, $288,000; 2003, $288,000; 2004, $288,000
               and 2005, $72,000.

                                SyCoNet.Com, Inc.


                                5,884,632 shares

                              --------------------

                                   PROSPECTUS

                              --------------------


     We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. No other information should be relied upon. The information contained in this prospectus is current only to the date of this prospectus. This prospectus does not offer to sell any securities in any jurisdiction where to do so would be unlawful.


                                  -------------


Until July 22, 2000, 25 days after the date of this prospectus, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters.


                                  June 27, 2000